Exhibit 2.1

AGREEMENT FOR THE SALE AND

PURCHASE OF TINET S.P.A.

By and between

BS INVESTIMENTI SGR S.P.A.

(ON BEHALF OF THE INVESTMENT FUND “BS INVESTIMENTI IV”)

BS PRIVATE EQUITY S.P.A.

MAURO RIGHETTI

PAOLO SUSNIK

PAOLO GAMBINI

MAURIZIO BINELLO

LUCIANA GIORDO

FRANCISCO REY

SVEN ENGELHARDT

and

NEUTRAL TANDEM, INC.

September 9, 2010

This agreement (the “Agreement”) is entered into on September 9, 2010

BY AND BETWEEN

(1)	BS INVESTIMENTI SGR S.p.A., a company incorporated in Italy, whose registered office is at Milan, Via Dell’Orso n° 8, having a subscribed and paid-in capital equal to Euro 1.040.000,00, registered with the Register of Enterprises of Milan, Tax Code and VAT n° 09482830156, on behalf of the investment fund “BS Investimenti IV”, pursuant to articles 34 and 36 of Legislative Decree dated February 24, 1998, No. 58 and Section 1.1(a) of the Regulation of the fund “BS Investimenti IV”, as approved on July 31, 2003, duly represented by Paolo Pendenza, born in Rome, on July 13, 1963, Italian tax identification number PND PLA 63L1 3 H501 O, duly authorized pursuant to a decision of the Board of Directors as of September 8, 2010 (BSI);

(2)	BS PRIVATE EQUITY S.p.A., a company incorporated in Italy, whose registered office is at Milan, Via Dell-”Orso n° 8, having a subscribed and paid-in capital equal to Euro 1.250.000,00, registered with the Register of Enterprises of Milan, Tax Code and VAT n° 09361030159, duly represented by Francesco Sironi, born in Roverto, on May 13, 1969, Italian tax identification number SRN FNC 69E13 H612P, duly authorized pursuant to a decision of the Board of Directors as of September 8, 2010 (“BSPE”);

and BSI and BSPE shall together be referred to as (“BS”);

(3)	MAURO RIGHETTI, born in La Spezia, on January 1, 1949, residing at Cossano Canavese (TO), Strada Camansino n° 2, Italian tax identification number RGH MRA 49A01 E463S (“MR”);

(4)	PAOLO SUSNIK, born in Cagliari, on June 3, 1964, residing at Cagliari, Viale San Vincenzo n° 43, Italian tax identification number SSN PLA 64H03 B354E (“PS”);

(5)	PAOLO GAMBINI, born in Reggio Emilia, on April 4, 1968, residing at Reggio Emilia, Via Magnani n° 1, Italian tax identification number GMB PLA 68D04 H223C (“PG”);

(6)	MAURIZIO BINELLO, born in Genova, on June 1, 1970, residing at Milan, Via Bovisasca n° 85, Italian tax identification number BNL MRZ 70H01 D969R (“MB”);

(7)	LUCIANA GIORDO, born in Sassari, on November 19, 1970, residing at Quartu Sant’elena (CA), Via Taormina n° 77, Italian tax identification number GRD LCN 70S59 I452U (“LG”);

(8)	FRANCISCO REY, born in North Tarrytown (United States of America), on December 2, 1975, residing at Francoforte (Germany), Am Lausberg n° 12 (“FR”);

(9)	SVEN ENGELHARDT, born in Karl Marx Stadt (Germany), on April 12, 1972, residing at Darmstadt (Germany), Duererstr. n° 39 (“SE” and together with BSI, BSPE, MR, PS, PG, MB, LG and FR referred to as the “Sellers” and each of them a “Seller”);

- on one side -

AND

(10)	NEUTRAL TANDEM, INC. a company organized under the laws of the State of Delaware, United States of America, whose registered office is at 550 West Adams Street, Chicago, Illinois 60661, United States of America, duly represented by the person signing below authorized pursuant to a decision of the Board of Directors on September 7, 2010 (the “Buyer”);

- on the other side -

(Sellers and Buyer are also severally referred to as “Party” and collectively as “Parties”)

WHEREAS

(A)	on May 26, 2009 (the “Execution Date”) Talia S.r.l., a company with registered offices in Milan, Via dell’Orso n° 8, corporate capital as Euro 100.000,00, registered with the Register of Enterprises of Milan, Tax Code and VAT n° 05471090968 (“Talia”), entered into a contract (the “SPA”) with Tiscali S.p.A., a company organized and existing under the laws of Italy, with registered offices at Cagliari, località “Sa Illetta” S.S. 195, km 2.300, registered with the Register of Enterprises of Cagliari, Tax Code and VAT n° 02375280928 (“Tiscali”), and Tiscali International Network B.V., a company organized and existing under the laws of Netherlands, with registered offices at Ebweg 1 E - 2991 LS Barendrecht, VAT n° NL8092.04.745.B.01 (“TinetBV”) by means of which Talia bought:

(i)	the entire corporate capital of Tiscali International Network S.p.A., a company with registered offices in Cagliari, località “Sa Illetta” S.S. 195, km 2.300, Italy, registered with the Register of Enterprises of Cagliari, Tax Code and VAT n° 02638890927 (“TinetITA”);

(ii)	the entire corporate capital of Tiscali International Network GmbH, a German company, with registered offices in Hugenottenallee 167, 63263 Neu-Isenburg (Germany) (“TinetGMBH”);

(iii)	the entire corporate capital of Tinet Hong Kong Limited, a Chinese company, with registered office in Suite 3806, Central Plaze, 18 Harbour Road, Wanchai, Hong Kong (“TinetHK”);

(iv)	the entire corporate capital of Tiscali International Network Ltd., an English company, with registered offices in The Broadgate Tower - Third Floor - 20 Primrose Street - London EC2A2RS (“TinetLTD”);

(v)	the entire corporate capital of Tiscali International Network Inc., with registered offices in 615 South DuPont Highway, Dover, 19901 County of Kent (State of Delaware, US) (“TinetINC”);

(vi)	the internet transit business going concern (as defined in annex C of the SPA);

(B)	on the Execution Date, Tiscali and TinetBV have provided Talia with a financing for a total amount equal to Euro 6,308,000.00 (six million three hundred eight thousand) (the “Vendor Loan”);

(C)	on the Execution Date, Unicredit Corporate Banking S.p.A. (“Unicredit”) has provided Talia with a long-term financing for an amount equal to Euro 16,500,000.00 (sixteen million five hundred) (the “Financing”) and TinetITA with a revolving financing for a maximum amount equal to Euro 1,500,000.00 (one million five hundred thousand) (the “Revolving”);

(D)	the Financing, the Revolving and the Vendor Loan provide that the relevant financing must be repaid in full in case of change of control of Talia occurs;

(E)	pursuant to the Financing and the Revolving, on the same date, the Sellers pledged their participations in the corporate capital of Talia, and created certain other Pledges, in favor of Unicredit, as indicated in Schedule 1.27 of this Agreement;

(F)	with deed of merger dated December 14, 2009 and effective date December 16, 2009, TinetITA merged into Talia (the “Merger”), Talia has changed its corporate name from Talia S.r.l. to Tinet S.r.l. and it has moved its registered offices to Cagliari, località “Sa Illetta” S.S. 195, km 2.300;

(G)

with resolution of the quotaholders’ meeting held on December 23, 2009, Tinet S.r.l. has changed its corporate form in “società per azioni”, thus changing its full corporate name in “Tinet S.p.A.” (the “Company”), and has increased its corporate capital up to Euro

120,000.00 (one hundred twenty thousand), represented by n° 120.000 (one hundred twenty thousand) shares, having a par value of Euro 1,00 (one) each;

(H)	the entire issued share capital of the Company at the Signing Date is held by the Sellers as follows (the “Shares”):

•	BSI: n° 108,726 (one hundred eight thousand seven hundred twenty six) shares, represented by the share certificate n° 1;

•	BSPE: n° 1,656 (one thousand six hundred fifty six) shares, represented by the share certificate n° 2;

•	MR: n° 7,164 (seven thousand one hundred sixty four) shares, represented by the share certificate n° 3;

•	PS: n° 1,290 (one thousand two hundred ninety) shares, represented by the share certificate n° 4;

•	PG: n° 387 (three hundred eighty seven) shares, represented by the share certificate n° 5;

•	MB: n° 322 (three hundred twenty two) shares, represented by the share certificate n° 6;

•	LG: n° 191 (one hundred ninety one) shares, represented by the share certificate n° 7;

•	FR: n° 132 (one hundred thirty two) shares, represented by the share certificate n° 8;

•	SE: n° 132 (one hundred thirty two) shares, represented by the share certificate n° 9;

(I)	at the time of this Agreement the Company holds: (i) shares representing 100% of TinetGMBH; (ii) shares representing 100% of the capital of TinetHK; (iii) shares representing 100% of the capital TinetLTD; (iv) shares representing 100% of the capital of TinetINC; (v) shares representing 100% of the capital of Tinet Singapore Pte. Ltd., Temasek Blvd., # 15-04 Suntek Tower Three, Singapore (collectively referred to as the “Tinet Affiliates”);

(J)	as a consequence of the Merger, on March 2, 2010 the Sellers and Unicredit entered into an agreement by means of which the Sellers recognized the Shares are pledged in favor of Unicredit;

(K)	from May 10, 2010 to July 18 2010, the Buyer – by acceding to a data room – has conducted an investigation of the Company and its Affiliates by means of an extensive due diligence review on financial, accounting, legal, tax, and other matters based exclusively on the Data Room Documents (the “Due Diligence”);

(L)	on or about July 19 2010 the Buyer, on the basis of its own assumptions, projections and estimates, submitted an offer to purchase the Shares (the “Offer”), which Offer is subject to the execution of this Agreement;

(M)	on or about July 25 2010 the Sellers, in relation to the Offer, informed the Buyer of their joint intention to progress on an exclusive basis the negotiations with the Buyer in relation to the present Agreement;

(N)	as a consequence of the agreement reached during the negotiations by the Parties in relation to the sale and purchase of the Shares, the Sellers intend to sell and the Buyer intends to purchase the Shares at the terms and conditions set forth in this Agreement.

THE PARTIES AGREE AS FOLLOWS

1.	PREMISES AND ATTACHMENTS

The above recitals, as well as the attachments annexed to this Agreement shall form an integral and substantial part hereof, and shall be binding upon the Parties.

2.	DEFINITIONS

In addition to any other term defined in other parts of this Agreement, the following terms shall have, for the purposes of this Agreement, the meanings set forth below:

“Accounts Date” means December 31, 2009;

“Accounts” means the financial statement of the Company and Tinet Affiliates as of December 31, 2009 and the consolidated financial statement of Tinet Group as of December 31, 2009, as duly approved by the respective competent corporate bodies of the companies of Tinet Group, together with all relevant attached notes and reports;

“Affiliates” means the Tinet Affiliates and any other Person which, from time to time, may directly or indirectly control, be controlled by, or be under common control with, the Company and/or such Tinet Affiliates;

“Agreement” means this agreement, together with all attachments, exhibits and appendixes thereto;

“Applicable Laws” means any law, subordinate legislation, regulation, directive, treaty, order or circular of, or made by, any government authority which has the force of law or regulation from time to time in the country of incorporation of each company of Tinet Group;

“Assets” means assets, properties, rights and business, whether real, personal or mixed, tangible or intangible, of every kind, nature and description and where-ever situated (whether or not reflected in the concerned entity’s balance sheet);

“BS Investimenti Representative” means Mr. Paolo Pendenza of BS Investimenti SGR S.p.A. appointed by each of BS Investimenti SGR S.p.A., BS Private Equity S.p.A. and MR pursuant to Clause 17 of this Agreement;

“Bank Debt” means the Revolving and the Financing;

“Business Day” means a day on which banks are open for the transaction of normal business in Milan;

“Cash” has the meaning given in Attachment 1;

“Claim” means a claim involving or relating to a Loss, as defined in Clause 10;

“Closing Activities” means any action and transaction constituting the Closing, pursuant to Clause 7;

“Closing Date” means October 1, 2010 or such later date as mutually agreed between the Buyer and Sellers’ Representative;

“Closing” means the completion on the Closing Date of the transfer of the Shares from the Sellers to the Buyer in accordance with Clause 5 and of all the other Closing Activities;

“Closing Accounts” as the meaning given in Attachment 1;

“Compass Fee” has the meaning given in Clause 8.6;

“Data Room Documents” means the documents provided by the Sellers to the Buyer and its advisors during the Due Diligence as listed in the data room index attached as Attachment 6(a) and all other documentation and information made available to the Buyer and its advisors prior to the Signing Date as listed in the document attached as Attachment 6(b);

“Determination Date” means 5 Business Days after the date on which the Financial Debt, Cash and the Working Capital is agreed between the Buyer and the Sellers’ Representative or otherwise determined in accordance with Attachment 1;

“Disclosure Schedule” means any fact, matter or circumstance described in the Schedules enclosed to Attachment 2;

“Effective Time” has the meaning given in Attachment 1;

“Enterprise Value” means Euro 82,000,000.00;

“Escrow Agent” means UBS Milan or such other escrow agent as may be agreed between the Buyer and Sellers’ Representative prior to the Closing Date;

“Escrow Agreement” means the agreement concerning the management of the Escrow Account and the TIS Escrow Account to be entered into by the Parties, the Company, and the Escrow Agent on the Closing Date substantially in the form attached as Attachment 8;

“Escrow Account” means an interest-bearing deposit account to be opened on or prior to the Closing Date with the Escrow Agent and operated by the Escrow Agent pursuant to Clause 7 and in accordance with the terms of the Escrow Agreement;

“EURIBOR” means,

(a)	the display rate per annum of the offered quotation for deposits in Euro for a period of three months which appears on Reuters pages 248 - 249 (or such other pages as may replace pages 248 - 249 on that service) at or about 11:00am (Central European Time) on the Business Day immediately before the date payment is made in accordance with Clause 4.3; or

(b)	if the display rate cannot be determined under paragraph (a) above, the rates at which deposits in Euro for a period of three months are offered by the European Central Bank at or about 11:00am (Central European Time) on the Business Day immediately before the date payment is made in accordance with Clause 4.3 to prime banks in the euro interbank market;

“Extra Price” means the extra price in addition to the price paid under the SPA which Tiscali and TinetBV have the right to receive from the Company and that has been jointly calculated by the Company, Tiscali and TinetBV in Euro 4,296,773.12 (€ four million twohundredninetysix thousands sevenhundredseventythree/12) plus 20% of any amount which would be released in favour of Sellers from the Escrow Amount and/or the TIS Escrow Amount pursuant to this Agreement, as it will be received by the Company;

“Final Decision” means a non-appealable and enforceable judgment of the arbitral court requested to decide of a dispute over a Claim pursuant to Clause 24;

“Financial Debt” has the meaning given in Attachment 1;

“Licences” means all consents, licenses, concessions, authorizations and permits, including environmental permits, necessary to carry out each and every business activities as the same are presently conducted by the Company and any Affiliate;

“Material Adverse Change” means any fact, circumstance, event, condition, change, occurrence, development, including in the legislative and/or regulatory framework, which has had or reasonably could be expected to have a material adverse effect on the condition

(financial or otherwise), business, operations, assets, liabilities, of the Tinet Group after the Signing Date, other than any such fact, circumstance, event, condition, change, occurrence, development, resulting from (i) any outbreak or escalation of war or major hostilities or any act of terrorism; (ii) any changes that generally affect the industries and markets in which the Tinet Group operates; (iii) changes in the financial markets or general economic conditions; (iv) any action taken or failed to be taken at the written request of, or consented to by, the Buyer; or (v) the execution or delivery of this Agreement and the consummation of the transactions contemplated by this Agreement;

“Minority Shareholders’ Representative” means Mr. Paolo Susnik appointed by each of PS, PG, MB, LG, FR and SE pursuant to Clause 17 of this Agreement;

“Person” shall mean any individual, company, firm, partnership, joint venture, corporation, proprietorship, association, government, or political subdivision, agency or institution of a government, or any other organization or entity;

“Pledges” means all pledges, guarantees and security of any nature given by or entered into by any member of the Tinet Group or any Seller over the assets and undertaking of any member of the Tinet Group in favour of Unicredit pursuant to the Financing and the Revolving or in favour of a Seller, and/or in favour of any other third party, as more particularly described in schedule 1.27;

“Purchase Price” means the Total Price calculated in accordance with Clause 4 of this agreement;

“Reference Cash” has the meaning given in Attachment 1;

“Reference Financial Debt” has the meaning given in Attachment 1;

“Reference Financial Accounts” means the balance sheet of the Tinet Group (on a consolidated basis) as at 11.59 p.m. on July 31, 2010, prepared in accordance with the accounting principles set out in Attachment 1 and the statements of the amount of Reference Cash, Reference Financial Debt and Reference Working Capital;

“Reference Working Capital” has the meaning given in Attachment 1;

“Seller Group” means, with respect to any Seller, another Person (a) which directly or indirectly controls, is controlled by, or is under common control with, such Seller and/or (b) in which such Seller owns or possesses in any manner, directly or indirectly, any participation and/or (c) by which such Seller is any manner, directly or indirectly, participated. For purposes of this Agreement, “control” shall have the same meaning as that set forth under Section 2359 of the Italian Civil Code;

“Seller Group Debt” has the meaning given in Attachment 1;

“Sellers’ Representatives” means both the BS Investimenti Representative and the Minority Shareholders’ Representative, as appointed pursuant to Clause 17 of this Agreement;

“Sellers’ Warranties” means the statements contained in Clause 8;

“Signing Date” means the date of execution of this Agreement;

“Taxes” or “Tax” has the meaning set forth in Section 1.21 (a) of Attachment 2;

“Territory” means the following territories: Italy, Germany and United Kingdom;

“Third-Party Right” means any mortgage, charge, pledge (including the Pledge), lien, right of usufruct, depository receipt, option, restriction, right of first refusal, right of pre-emption, easement, lease, third-party right or interest, other encumbrance or security interest of any kind or any other type of arrangement having similar effect, and any other similar right of any third party;

“TIS Escrow Account” means an interest-bearing deposit account to be opened on or prior to the Closing Date with the Escrow Agent and operated by the Escrow Agent pursuant to Clause 10.14 and in accordance with the terms of the Escrow Agreement;

“Tinet Group” means jointly the Company and the Affiliates;

“Tinet Group Business” means IPv4 and IPv6 IP Transit services and other Internet services, Ethernet Private Line services – whether point-to-point or any-to-any connectivity on VPLS technology – and Remote Peering services;

“Tiscali Group Entities” means each relevant company of the Tiscali group from whom an overdue receivable is due, as at the Closing Date, to any company of the Tinet Group or to whom an overdue payable is due, as at the Closing Date, by any company of the Tinet Group;

“Tiscali Overdue Amount” means the aggregate amount of receivables due from any of the Tiscali Group Entities that, as at the Closing Date, are overdue (whether by one day or more) net of the aggregate amount of payables overdue, as at the Closing Date, to any Tiscali Group Entity by any company of the Tinet Group (whether by one day or more);

“Working Capital” has the meaning given in Attachment 1.

2.2	Unless the context of this Agreement otherwise requires:

i.	words of any gender include each other gender;

ii.	words using the singular or plural number also include the plural or singular number, respectively;

iii.	the terms “hereof”, “herein”, “hereby” and derivative or similar words refer to this entire Agreement;

iv.	the term “Clause” refer to the specified Clause of this Agreement;

v.	references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation;

vi.	references to “indemnify” and to “indemnifying” any person against any Losses by reference to any matter, event or circumstance includes indemnifying and keeping that person indemnified against all Losses from time to time suffered or incurred as a direct or indirect consequence of, or which would not have arisen but for, that matter, event or circumstance;

vii.	where any statement in this Agreement is qualified by the expression “to the best of the knowledge of the Sellers” or “so far as the Sellers are aware” or any similar expression, the Sellers shall be deemed to have knowledge of:

a)	anything of which the Sellers have knowledge; and

b)	anything of which the Sellers ought reasonably to have knowledge given their respective positions in, and responsibilities to, the Company and each Affiliate;

viii.	whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified;

ix.	clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction;

x.	references to the time of date are to that time in Italy;

xi.	references to a Person are also to any relevant successors, assignees or transferees in any form whatsoever.

3.	SALE AND PURCHASE

Pursuant to the terms and subject to the conditions of this Agreement, the Sellers agree to sell and the Buyer agrees to buy, at Closing, the Shares free and clear of any Third-Party Rights and each right attached thereto (the “Transaction”).

4.	CONSIDERATION

4.1	Total price

The total price for the Shares to be paid by the Buyer to the Sellers (“Total Price”) is:

(A)	the Enterprise Value;

(B)	plus a sum equal to the Cash;

(C)	minus a sum equal to the Financial Debt;

(D)	plus an amount by which the Working Capital exceeds the Reference Working Capital or minus an amount by which the Working Capital falls short of the Reference Working Capital.

4.2	The Total Price shall be determined pursuant to the procedure and accounting principles set out in Attachment 1 of this Agreement and shall be allocated and paid to Sellers according to the instructions provided to the Buyer by the BSI Investimenti Representative and the Minority Shareholders Representative no less than 5 Business Days before Closing.

4.3	True-Up following Closing Accounts process

(a)	On the Determination Date, the Buyer or the Sellers’ Representative (as the case may be) shall pay to the other an amount equal to such net balance together with interest thereon calculated on the number of days elapsed from (but excluding) the Closing Date to (and including) the day immediately before the date of payment at a rate of EURIBOR plus 2% per annum:

(i)	if the amount of the Working Capital is:

(A)	less than the Reference Working Capital, the Sellers’ Representative shall pay to the Buyer, as a reduction in the Purchase Price, an amount equal to the shortfall; or

(B)	greater than the Reference Working Capital, the Buyer shall pay to the Sellers’ Representative, as an increase in the Purchase Price, an amount equal to the excess;

(ii)	if the amount of the Cash is:

(A)	less than the Reference Cash, the Sellers’ Representative shall pay to the Buyer, as a reduction in the Purchase Price, an amount equal to the shortfall; or

(B)	greater than the Reference Cash, the Buyer shall pay to the Sellers’ Representative, as an increase in the Purchase Price, an amount equal to the excess;

(iii)	if the amount of the Financial Debt is:

(A)	greater than the Reference Financial Debt, the Sellers’ Representative shall pay to the Buyer, as a reduction in the Purchase Price, an amount equal to the excess; or

(B)	less than the Reference Financial Debt, the Buyer shall pay to the Sellers’ Representative, as an increase in the Purchase Price, an amount equal to the shortfall.

5.	CONDITIONS

5.1	Closing shall be conditional on no Material Adverse Change having occurred on or before the Closing Date (the “Condition”).

5.2	The Buyer may in its absolute discretion waive the Condition either in whole or in part at any time by notice in writing to the Sellers’ Representative.

5.3	The Sellers shall promptly disclose to the Buyer in writing all relevant information which comes to their notice which may constitute a Material Adverse Change or a breach of any of the Sellers’ Warranties, if the Sellers’ Warranties were repeated on or any time before Closing by reference to the facts and circumstances then existing as if references in the Sellers’ Warranties to the Signing Date were references to the relevant date.

5.4	If any Material Adverse Change occurs on or before the Closing Date, the Buyer may terminate this Agreement (provided that clause 2 (Definitions), clause 12 (Confidential Information), clause 12 (Notices), clause 13 (Amendment), clause 14 (No Assignment), clause 16 (Sellers’ Responsibility - Sellers’ Representative), clause 17 (Governing Language), clause 18 (Severability), clause 20 (Successors and assignees), clause 20 (Entire Agreement), clause 21 (Costs), clause 22 (Governing Law), clause 23 (Dispute Resolution) will survive), at any time before Closing, by notice in writing to the Sellers’ Representative.

6.	PRE-CLOSING OBLIGATIONS

6.1	As from the date of this Agreement until Closing, each of the Sellers undertake to the Buyer that, within the confines of any applicable competition law, they shall procure the performance and observance of those matters listed in Attachment 6.

6.2	Clause 6.1 and Attachment 6 shall not operate to prevent or restrict the Company or any member of the Tinet Group from: (i) taking any action contemplated by this Agreement; or (ii) performing any obligation undertaken pursuant to any contract entered into by any member of the Tinet Group before the date of this Agreement, provided that such obligations have been disclosed to the Buyer in Due Diligence or in advance in writing prior to the date of this Agreement.

7.	CLOSING

7.1	Closing shall take place on the Closing Date, provided that on the Closing Date the Condition has been satisfied or waived, and at the offices of the Notary Public selected by the Buyer or in such other place agreed in writing by the Parties.

7.2	At Closing the Sellers shall:

(i)	transfer to Buyer the full ownership of, and title to, the Shares, deliver to the Buyer the share certificates for the Shares duly endorsed as necessary, under Applicable Law, to vest in the Buyer full ownership of, and good and marketable title to, the Shares free and clear of all Third-Party Rights, and record the Buyer in the Company’s shareholders’ book;

(ii)

procure that Unicredit gives a full, irrevocable and unconditional release and discharge in writing of the Company from any and all obligations and liabilities under the Financing, the Revolving or any Financial Documents (as defined in the

Financing), the Pledges and any other security established in favor of Unicredit pursuant to the Financing and the Revolving, including any Guarantee Documents (as defined in the Financing), which shall be therefore terminated;

(iii)	execute, perfect and deliver, and cause each company of Tinet Group and/or Unicredit to execute, perfect and deliver, any such deed, annotation, endorsement, communication or other instruments as necessary, under Applicable Laws, to terminate, on the Closing Date, any Guarantee Document (as defined in the Financing), and release and discharge, on the Closing Date, the Pledges over the shares and Assets of each company of the Tinet Group, and any assignment of receivables, and vest in the Buyer full ownership of, and good and marketable title to, the Shares, and in each company of Tinet Group full ownership of, and good and marketable title to, any Assets and receivables, free and clear of any Third-Party Rights, except that those legal formalities required to be carried out at any relevant public register to perfect the release and discharge of those charges on the Company’s technical assets located in Italy, England, Germany, The Netherlands and the United States which are secured under the Financing will be carried out in accordance with Clause 8.2);

(iv)	deliver to Buyer:

(a)	a certification from Unicredit attesting the overall amount due – including principal amount, accrued interest, penalties and/or breakage costs (if any) – for the repayment of the Financing and of the Revolving (“Unicredit Early Repayment Amount”);

(b)	a certification from Tiscali and Tinet BV attesting the overall amount due –specifying principal amount, less the amount of the set-off pursuant to clause 7.2(ix), accrued interest, penalties and/or breakage costs (if any) – for the repayment of the Vendor Loan (“Vendor Loan Early Repayment Amount”);

(c)	a certification attesting the overall amount due – including principal amount, accrued interest, penalties and/or breakage costs (if any) – for the repayment of any other Seller Group Debt (“Other Debts Repayment Amount”); and

(d)	an original of the Escrow Agreement, duly executed by each of the Sellers and the Company.

(v)	procure that on the Closing:

(a)	all Seller Group Debt, Bank Debt and the Vendor Loan, less the amount set-off against the Vendor Loan pursuant to clause 7.2(ix), is fully repaid, through the proceeds of the loan which would be granted by the Buyer to the Company and/or any other concerned company of Tinet Group for a total amount up to the sum of the Unicredit Early Repayment Amount, Vendor Loan Early Repayment Amount and Other Debts Repayment Amount, net of any applicable withholding taxes, as per Clause 7.3 below;

(b)	all facility documents in respect of the Bank Debt and the Vendor Loan are terminated and all obligations of the Tinet Group under such documents cease to apply; and

(c)	the Pledges and security (including any guarantees) in respect of the Seller Group Debt, the Revolving, the Financing and the Vendor Loan are released by the counterparties and that reasonable evidence of all such releases are provided to the Buyer on or before Closing;

(vi)

deliver letters of resignation, in the form set out in Attachment 7.2(a), from all of those members of the board of directors of the Company and/or of the Affiliates whom will be indicated in writing by the Buyer at least 5 days before Closing, with effect from the Closing Date, whereby such directors waive any claim they may have against the Company and/or the relevant Affiliate, except for any claim related to the compensation due to them in relation to the office of director held in the Company and/or the relevant Affiliate and not yet paid to them as of the Closing Date (which will be borne exclusively by Sellers and included in the “Financial Debt” in accordance with Attachment 1), in each case specifying the amount of any compensation or other amounts claimed by any such person in connection with their employment or termination of employment with the Company and/or the relevant Affiliate;

(vii)	deliver evidence of the termination of the existing shareholders’ agreement between the Sellers and a full, irrevocable and unconditional waiver and release in writing from the Sellers of any right and/or claim they may have under any existing shareholders’ agreement in the agreed form;

(viii)	procure that Tiscali and TinetBV gives a full, irrevocable and unconditional release in writing to the Company and Buyer from any and all obligations and liabilities under the Vendor Loan, the SPA and any implementing or ancillary agreement, such as the License Agreement dated 26 May, 2009, including any payment for price adjustments, payment of the Extra Price, – except for that portion of the Extra Price which is equal to 20% of any amount which is released from the Escrow Account and/or the TIS Escrow Account to the Company in accordance with clauses 7.4(c)(i), 10.14(b), and/or 10.14(c) –, contingent consideration and/or indemnities in relation to the commercial contracts which were assigned pursuant to the SPA. For the avoidance of doubt, said 20% shall not be due to Sellers and, therefore, shall not be paid to them;

(ix)	deliver an original of the agreement, in the agreed form, between Tiscali, TinetBV, Tiscali Italia S.p.A. and Tiscali Business GmbH and the Company, TinetGMBH and TinetHK, duly signed by each of Tiscali, TinetBV, Tiscali Italia S.p.A. and Tiscali Business GmbH, pursuant to which each of Tiscali, TinetBV, Tiscali Italia S.p.A.–and Tiscali Business GmbH and the Company, TinetGMBH and TinetHK agree that the Tiscali Overdue Amount be satisfied by way of set-off against the Vendor Loan and that Tiscali, TinetBV, Tiscali Italia S.p.A.and Tiscali Business GmbH give full, irrevocable and unconditional release to the Tinet Group and Buyer from any and all obligations and liabilities relating to the Tiscali Overdue Amount and all overdue payables and overdue receivables referred to in the definition of the Tiscali Overdue Amount;

(x)	on a best efforts basis, deliver letters of resignation, in the form set out in Attachment 7.2(b), from of all of those effective and alternate members of the board of statutory auditors (collegio sindacale) of the Company and/or of all of those effective and alternate members of the board of statutory auditors in each company of Tinet Group whom will be indicated in writing by the Buyer at least 5 days before Closing, with effect from the Closing Date, whereby such statutory auditors waive any claim they may have against the relevant company, except for any claim related to the remuneration due to them in relation to their office, provided that any such payment and costs will be borne exclusively by Sellers;

(xi)	have duly convened a shareholders’ meeting of the Company, the agenda of which will be to appoint new Directors, new members of the Panel of Statutory Auditors and approve new terms ofPS’s relationship with the Company;

(xii)	deliver to the Buyer all the corporate books and records of the Company and Affiliates;

(xiii)	deliver to the Buyer copy of the tax returns pertaining to the taxable period ended on December 31, 2009, which shall have been duly filed before the Closing Date in all relevant jurisdictions in which each company of Tinet Group is required to file such tax returns in accordance with Applicable Laws. For the avoidance of doubt, said filings shall be considered as a condition precedent to Closing;

7.3	At Closing the Buyer shall:

(i)	repay in full the Unicredit Early Repayment Amount on behalf of the Company through the proceeds deriving from the loan or other financial arrangements with the Company, up to the overall amount of the Unicredit Early Repayment Amount;

(ii)	repay in full the Vendor Loan Early Repayment Amount on behalf of the Company through the proceeds of the loan which would be granted by the Buyer to the Company for an amount equal to the Vendor Loan Early Repayment Amount, net of applicable withholdings taxes;

(iii)	repay in full any Other Debts Early Repayment Amount on behalf of the Company and/or other concerned company of Tinet Group, if any, through the proceeds deriving from the loan or other financial arrangements with the relevant company of Tinet Group, up to the overall amount of the Other Debts Repayment Amount;

(iv)	pay to each Seller, in accordance with the proportions specified in Clause 4.2 above, an amount equal to Euro 51,700,467.60 (€ fiftyone million sevenhundred thousand fourhundredsixtyseven/60) which is the algebraic sum of the Enterprise Value plus a sum equal to the Reference Cash, minus a sum equal to the Reference Financial Debt (the “Reference Price”), minus an amount to be paid into the Escrow Account equal to Euro 4,000,000.00 (the “Escrow Amount”) and minus an amount to be paid into the TIS Escrow Account equal to Euro 1,500,000.00 (the “TIS Escrow Amount”). The Escrow Amount shall be held by the Escrow Agent to cover the Losses referred to in Clause 10 hereafter and any covenants set forth under this Agreement;

(v)	pay in the appropriate manner any stamp, transfer or similar taxes or charges however levied by any governmental authority on the transfer of Shares; and

(vi)	deliver to the Sellers’ Representative an original of the Escrow Agreement, duly executed by the Buyer.

7.4	Following Closing, the TIS Escrow Account shall be operated in accordance with clause 10.14 and the Escrow Account shall be operated as follows:

(a)	the Escrow Amount will be released only in accordance with the provisions of this Clause 7 and the Escrow Agreement or as may otherwise be ordered by a court of competent jurisdiction;

(b)	except as provided below, the Sellers’ Representatives and the Buyer and the Company shall instruct the Escrow Agent to pay to the Buyer or as it may direct out of the Escrow Account, as soon as reasonably practicable the amount (to the extent it can be met by the sum standing in credit in the Escrow Account) admitted in writing by the Sellers’ Representative or determined or awarded by a court of competent jurisdiction) (“finally determined”), as being due to the Buyer in respect of any Claim with interest earned on it to the date of payment;

(c)	on the second anniversary of the Closing Date, the Sellers’ Representative and the Buyer shall instruct the Escrow Agent to pay (i) 20% of the amount standing to the credit of the Escrow Account to the Company and (ii) the remaining 80% to Sellers, according to the proportions provided under Clause 4.2, less any amount retained in the Escrow Account pursuant to Clause 7.4(d) below;

(d)

if upon the second anniversary of the Closing Date, the Buyer has notified the Sellers’ Representative of any Claim and such Claim has not been finally determined by 11 a.m. (Central Europe Time) on the second anniversary of the Closing Date, the amount claimed by the Buyer in respect of such Claim shall be retained in the Escrow Account until such Claim is finally determined and thereafter the Buyer and the Seller shall instruct the Escrow Agent to pay the amount retained in the Escrow Account to the Buyer and/or to the BS Investimenti Representative and the Minority

Shareholders’ Representative and the Company, in the proportions specified in Clause 7.4(c) above, as is finally determined.

7.5	The payment to the Buyer of any sums out of the Escrow Account in respect of any Losses shall not prejudice its right to recover any further sum due to it for that or any other Loss to the extent such Loss is not satisfied by the Escrow Amount.

7.6	Any bank or other charges properly payable arising on the Escrow Account shall be charged to the Escrow Account.

7.7	Any interest or profit accruing to the Escrow Account (subject to any deduction of tax at source and any bank or other charges properly charged to the Escrow Account) shall be retained in the Escrow Account. Each time any sum is paid out of the Escrow Account, it shall have added to it the corresponding portion of the interest and profit accrued to the Escrow Account (subject to any deductions as above). Neither the Sellers nor the Buyer shall have any entitlement to interest until payment of such sum to which the interest relates.

7.8	Any Claim which is agreed between the Sellers’ Representative and the Buyer or otherwise finally determined shall be first satisfied from the amount (if any) standing to the credit of the Escrow Account.

7.9	The Parties mutually acknowledge and agree that the obligations pursuant to the previous Clauses 7.2 and 7.3, despite their plurality and variety, must be deemed simultaneous and a single and inseparable act, so that in case that any of them is not duly and fully implemented, Closing pursuant to this Agreement may not be deemed to have occurred, unless the concerned obligation is waived by the beneficiary party. In such case, the non-defaulting Party may:

(i)	bring action to compel performance;

(ii)	terminate this Agreement pursuant to article 1456 of the Italian Civil Code;

(iii)	in both cases provided for by the previous points (i) and (ii), bring action for compensation of damages.

7.10	The Closing Activities under Clause 7.2 above shall be deemed as in the sole interest of the Buyer and therefore under its right of disposal. Accordingly, if any of the above events or conditions does not occur, the Buyer has the right, in its sole discretion, to terminate this Agreement with immediate effect and without any liability whatsoever vis-à-vis Sellers, Unicredit or any third party.

7.11	Each and every action to be performed at Closing shall be considered as part of one transaction so that the Closing shall be duly held only when every action will have been performed. Failing the completion of every action the Parties will consider that no Closing has occurred.

8.	THE SELLERS’ REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1	Sellers make the representations and warranties to the Buyer set forth in Attachment 2 in relation to the Tinet Group, which, together with the qualifications and exceptions made in the Disclosure Schedule or other attachment thereto, Sellers expressly covenant are true, complete, accurate and correct at the Signing Date and shall also be true, complete, accurate and correct on the Closing Date with reference to the situation existing as at such date.

8.2

Without prejudice to Sellers’ obligations and covenants under Clause 7 above, Sellers covenant to execute, perfect and deliver, and cause each company of Tinet Group to execute, perfect and deliver, within 10 business days following the Closing Date any such deed, annotation, endorsement, communication or other instruments as may be necessary, under Applicable Laws, to implement and perform this Agreement, terminate any Guarantee Document (as defined in the Financing), including any lien or other Third-Party Right over the shares and/or the assets of each company of Tinet Group and vest in the Buyer full ownership of, and good and marketable title to, the Shares and in each company of Tinet Group full ownership of, and good and marketable title to, any Assets and receivable, free and clear of any Third-Party Rights, and shall take all such additional actions and co-operate with Buyer as may be necessary to perform this Agreement and consummate the transactions contemplated hereby.

8.3	Non-competition – non solicitation. Without prejudice to the non-compete obligations set forth in Article 2390 of the Italian Civil Code, as applicable, and to the non–compete and non-solicitation obligations that may be set forth in any other Applicable Law or agreement entered into by any of PS, PG, MB, LG, FR, or SE (the “Minority Shareholders”) with any company of the Tinet Group, each of the Minority Shareholders covenants that if he/she voluntarily ceases employment with any company of the Tinet Group within a period of 12 months following the Closing Date, the relevant Minority Shareholder shall not, directly or indirectly, and shall procure that his/her trusts, family members, corporations, entities or other Persons controlled by him/her, shall not, for a period of 12 months after the date of the relevant Minority Shareholders’ cessation of employment with the relevant company of the Tinet Group:

(i)	carry on any activity, or be engaged, concerned or interested, directly or indirectly, in the Territory with any Restricted Company, which competes with the Tinet Group Business in any capacity whatsoever, including as an officer, director, employee, agent, consultant, advisor, partner, co-venturer, shareholder or investor; and/or

(ii)	carry on any activity, or be engaged, concerned or interested, directly or indirectly, in any Person, which competes with the Tinet Group Business in the Territory in respect of which any other Minority Shareholder (as the case may be) carries on activities, is engaged, concerned or interested in, in each case in any capacity whatsoever, including as an officer, director employee, agent, consultant, advisor, partner, co-venturer, shareholder or investor; and/or

(iii)	induce or attempt to persuade any director, employee, agent, consultant, advisor partner or co-venturer (“consocio”) of the Buyer or any company of Tinet Group to terminate such office or employment, agency, consulting, advisory relationship or partnership or coventurer relationship in order to enter into any of such relationships with any other Person competing with Tinet Group Business in the Territory; and/or

(iv)	hire any director, employee and agent or consultant of any company of Tinet Group in the Territory; and/or

(v)	solicit any customers of any company of Tinet Group in the Territory to enter into agreements with third parties with similar contents as the agreements entered into between any company of Tinet Group and the respective customers in the Territory.

For the purposes of this Clause 8, “Restricted Company” shall mean: Level 3 Communications, Global Crossing, Sprint, Savvis, TeliaNet Global Network, Tata Communications, NTT Communications, MCI Communications Services d/b/a Verizon Business, AT&T WorldNet Services, Hurricane Electric Inc., Qwest Communications Company, Telecom Italia Sparkle, PCCW Global, Cogent Communications, Cable and Wireless, XO Communications, Abovenet Communications, KDDI Corporation, China Telecom, and Peerless Network and/or any their successors, assignees or transferees in any form whatsoever and/or any Person of the respective group.

For the avoidance of doubt, the provisions specified in this clause 8.3 shall apply if the employment relationship with a Minority Shareholder is terminated by the relevant company of the Tinet Group for cause and shall not apply if the employment relationship with a Minority Shareholder is terminated by the relevant company of the Tinet Group without cause.

8.4

Each of the Minority Shareholders explicitly acknowledges and accepts that the non-compete and non-solicitation covenants in Clause 8.3 are an inducement for the Buyer to consummate the transaction contemplated hereunder and that consideration for the above non-competition and non-solicitation covenants are included in the Total Price allocated to each of the Minority Shareholders.

8.5	In the case of MR the provisions specified in Clauses 8.3 and 8.4 above shall apply for a period of 12 months from the date of cessation of MR’s director relationship with the Company.

8.6	The Sellers have retained Rondelli Advisers S.r.l. – Compass Rondelli Advisers – as their investment banking advisor in connection with the transactions completed hereby (the “Compass Fee”) and is to be paid by Sellers. Save for Compass Fee, there is no person that is entitled to claim from the Sellers a fee or any type of brokerage commission in relation to or in connection with the transactions contemplated herein. Rondelli Advisers S.r.l. – Compass Rondelli Advisers – is not entitled to claim from the Company a fee or any type of brokerage commission in relation to, or in connection with, the transactions contemplated herein.

8.7	The Sellers agree that they shall pay any and all legal fees (including any legal costs and expenses) incurred by the Sellers in connection with the transactions contemplated herein.

9.	THE BUYER’S REPRESENTATIONS AND WARRANTIES

9.1	The Buyer represents and warrants to the Sellers as follows, as of the Signing Date (such representations and warranties, save as otherwise provided, to be deemed repeated as of the Closing Date by reference to the circumstances existing on such date).

9.2	The Buyer is a company duly organized and validly existing under the laws of the State of Delaware, United States of America, is not subject to any bankruptcy proceedings, has not entered into arrangements by which its assets have been transferred to its creditors, is neither insolvent nor has been put into liquidation. The Buyer has all necessary rights, power and authority to execute this Agreement and perform the obligations contemplated herein.

9.3	The execution and delivery by the Buyer of this Agreement does not, and the performance of the obligations contemplated hereby will not (i) violate or result in a breach of any provision contained in the by-laws of the Buyer, (ii) violate any laws or rules applicable to the Buyer, and (iii) violate any order, judgment or decree of any court.

9.4	The execution of this Agreement and the performance by the Buyer of the obligations contemplated herein does not require any filings with, or approval or other authorization by, any public or governmental authority, national or supranational.

9.5	Buyer has retained Oppenheimer and Co., Inc. as its investment banking advisor and will be paying it a fee in connection with the transaction contemplated hereby.

10.	INDEMNIFICATION BY THE SELLERS

10.1

Subject to the conditions and limitations set forth below, each of the Sellers hereby agrees to indemnify and hold harmless the Buyer and any each company of Tinet Group for, and will pay to the Buyer (or directly to the concerned company of Tinet Group, at Buyer’s choice), any and all damages, losses, liabilities, claims, Taxes (including interest and penalties with respect thereto) deficiencies and expenses (including, without limitation, reasonable attorney’s fees and disbursements) as well as other costs and expenses (for all purposes of this Agreement, collectively, the “Losses”) incurred in connection with any action, demand, suit, proceedings, assessment or judgment incurred or suffered or that may be incurred or suffered by the Buyer and/or by any company of Tinet Group and arising out of, related to, or in connection with (i) any breach of the representations and warranties and covenants of Sellers made pursuant to Clause 8 of this Agreement; (ii) the termination of any Director nominated by BSI and/or BSPE and/or Statutory Auditor at Closing, and/or the termination of any agent or executive before the Closing Date, to the extent such items are not included in the Financial Debt; (iii) any claim from each company of Tinet Group’s employees and/or agents arising out of, related to, or in connection with their employment and/or agency relationships, including with reference to the payment of any fees, commissions, indemnities, severances and/or social security contributions, any facts or omissions occurred prior to Closing Date, to the extent such items have not been accurately reflected in the Closing Accounts; (iv) any claim of third party pertaining to the SPA, any provisions thereof and/or implementing agreements and/or the commercial contracts, receivables and assets which were assigned and/or intended to be assigned to each of TinetITA, TinetGMBH, TinetHK, TinetLTD and TinetINC in the context of the 2009 acquisition; (v) the Merger; (vi) any Tax assessment and/or notices of Tax payments and similar claims or requests of any Tax authority to any company of Tinet Group, including any writ, judgment, judicial bond, injunction or similar order (such as the so-called “cartella di pagamento”, “avviso di liquidazione”, “avviso di accertamento”, etc), for all taxable periods ended on or before December 31, 2009, and up to the Closing Date to the extent such items are not included in the Financial Debt; (vii) any regulatory assessments, orders and/or notices – including notices of required regulatory payments any fees, duties, commissions, fines, penalties and interest with respect thereto – and similar claims or requests of any Governmental or Public Authority or body, related to the operations of the Company and its Licenses for all periods up to the Closing Date.

10.2	It is expressly agreed between the Parties that Buyer’s right to indemnification under this Clause 10 shall not be affected in any manner whatsoever by any disclosure of Sellers or any knowledge acquired by Buyer in the course of the due diligence exercise or in any other manner, with respect to the risk of any possible Losses and/or the accuracy or inaccuracy of any representation, warranty, covenants, or obligations of the Sellers under this Agreement.

10.3	Subject to Clause 10.16 below, the obligation of Sellers to indemnify and hold harmless for Losses shall be subject to the following clarifications and limitations:

(i)	No indemnification shall be requested until the aggregate amount due in connection with any individual Loss (or group of related Losses) exceeds the amount of Euro 50,000.00 (€ fifty thousand/00);

(ii)	No indemnification shall be paid until the aggregate amount due in connection with all Losses exceeds Euro 500,000.00 (€ five hundred thousand/00), provided that, if such limit is exceeded, such amount shall be entirely paid, including the portion up to the above-mentioned threshold and the excess;

(iii)	The Sellers’ maximum aggregate liability to the Buyer under this Clause 10 shall not exceed the amount of Euro 8,000,000.00 (€ eight million/00). The amount of the above threshold, as in force at any relevant time, shall not be reduced by the amount of the claims, if any, raised by the Buyer before the time at which the reduction takes place and still pending at that moment;

(iv)	The Sellers’ maximum aggregate liability to the Buyer in respect of a breach of the warranty and representation at Section 1.3 of Attachment 2 (Capitalization and Ownership of the Tinet Group) shall not exceed Euro 57,200.467.60 (€ fiftyseven million twohundred thousand fourhundredsixtyseven/60);

(v)	Each of the Sellers shall be severally liable for the amount of any Losses arising under this Clause 10 for the amount of any such Loss that corresponds to the share of the Total Price received by each of them as consideration for the Transaction;

(vi)	In the event a given Loss arises as a simultaneous breach of more than one of the representations and warranties and covenants of Sellers made pursuant to Clause 8 of this Agreement, such Loss shall be considered as one Loss to be indemnified by Sellers.

10.4

Without prejudice to Clause 10.10 below, any indemnification due to the Buyer herein shall become payable as a result of (i) a settlement approved by the Sellers or (ii) a writ, judgment, assessment, decree, judicial bond, injunction or similar order including, but not limited to, the so-called “cartella di pagamento”, “avviso di liquidazione”, “avviso di accertamento”, etc., to the extent it is provisionally enforceable (“provvisoriamente esecutivo”) or unchallengeable, of any Governmental or Public Authority and/or decision of a competent court (“Order”). The payment shall be done in immediately available funds to the Company or to the Buyer (as the case may be).

10.5	In addition to any other limitation provided for hereunder, the Sellers shall not be liable in respect of a Claim to the extent that the Company has already finally recovered the amount of the Loss from a person other than the Sellers whether under a provision of Applicable Laws, insurance policy or otherwise howsoever, and up to the amount actually recovered.

In assessing any damages, any amount due by the Sellers pursuant to this Clause 10.5 shall be reduced by an amount equal to: (i) any relevant reserve or fund resulting from the Accounts in relation to that relevant Loss; (ii) any contingent income (“sopravvenienza attiva”) directly deriving from an item accounted prior to Closing Date, to the extent not otherwise already recognized to the Sellers; and (iii) tax benefit actually enjoyed by the Company as a consequence of its suffering the Loss which is the subject of the Claim; and increased by an amount equal to the increase of taxes payable by the Company as a consequence of receiving any indemnity pursuant to a Claim hereunder.

10.6	If the Sellers have paid or pay an amount in respect of a Claim and the Company subsequently recovers from a third party an amount which is referable to the matter giving rise to the Claim:

(i)	the Buyer shall provide reasonable co-operation to ensure that the Company shall take such reasonable action to enforce the recovery against the third party in question; and

(ii)	the Company shall pay to the Sellers’ Representative the amount (if any) in excess of the amount of the Claim which the Company has received as a result of (a) the amount already paid by the Sellers to Buyer and/or the Company, and (b) the amount recovered by the Company from said third party.

For the purposes of this Clause 10.6, “recovered amount” or “amount recovered” means the amount actually and definitively recovered from any third party in relation to the matter giving rise to the Claim, including any interest in respect of such amount, less all reasonable costs incurred by the Buyer and/or the Company in recovering such amount.

10.7	Any amount for which Sellers shall be liable pursuant to this Clause 10, and which become due pursuant this Clause 10, will be first off-set against the available Escrow Amount and any balance shall be paid by Sellers in accordance with the proportions specified in Clause 7.4 (c) directly to Buyer (or directly to the concerned company of Tinet Group, at Buyer’s choice).

10.8	Any right of the Buyer in respect of Losses shall be subject to the following paragraphs of this Clause 10.8.

The Buyer hereby agrees to provide the Sellers’ Representative with written notice of any fact he becomes aware of and which may result in the Buyer suffering a Loss for indemnification of which the Sellers may be held liable under this Agreement, whether or not as a result of a claim by a third party (the “Notice of Claim”), setting forth in reasonable detail the Claim which it intends to make, together with all reasonably available documentation which may be reasonably necessary for the purposes of enabling Sellers’ Representative to take all appropriate actions in respect of the Loss and giving an estimate of the amount which may be claimed against Sellers. The Notice of Claim shall be dispatched within 30 (thirty) Business Days after knowledge thereof, being understood and agreed that for the purposes of this provision, (i) in case of failure to comply with the above term, the Notice of Claim shall be invalid, unless Buyer demonstrates that the delay was due to force majeure, (ii) the knowledge by the Company shall be deemed to be knowledge by the Buyer.

If Sellers are of the opinion that the Buyer is not entitled to indemnification, or is not entitled to indemnification in the amount claimed in the Notice of Claim, the Sellers’ Representative shall deliver to the Buyer, within 30 (thirty) Business Days after receipt of such Notice of Claim, a notice of objection to such claim specifying in reasonable detail the aspects or details objected to, and the grounds for such objection (the “Objection Notice”). Failing the Objection Notice within said terms, the Buyer Notice of Claim shall be deemed as accepted by Sellers with the consequence that the amount claimed by Buyer shall become due and payable by Sellers. During the 10 (ten) Business Days following the delivery of the Objection Notice, the Sellers and the Buyer shall seek in good faith to resolve any differences which they may have with respect to any matter specified in the Objection Notice. If at the end of such period the Parties fail to enter into an agreement finally settling and compromising their differences in respect of the Claim, the dispute shall be resolved in accordance with Clause 24 below.

Without prejudice to Clause 10.4 above and Clause 10.9 below, if (i) a timely Objection Notice is not delivered, or (ii) the Claim is admitted in writing by the Seller(s), or (iii) the Parties reach an agreement finally settling and compromising the Claim pursuant to the paragraph above; or (iv) a Final Decision is made in favor of the Buyer, then the Sellers shall pay, pursuant to Clause 10.8 above, the amount of the Claim specified, as the case may be, in the Notice of Claim, the settlement agreement and/or the Final Decision within 15 (fifteen) Business Days after the date on which such amount is become final pursuant to this paragraph.

10.9	With respect to a Notice of Claim resulting from the assertion of liability by a third party (including claims of governmental authorities for penalties, fines and assessments), the following will apply:

(i)	in the event that the final term for filing an appeal or opposition in respect of such Claim is less than the 60 (sixty) calendar days term provided for in Clause 10.8, the Notice of Claim shall be given to the Seller hereunder by the Buyer within such shorter term as may be reasonably possible in the circumstances to allow the Sellers to take or instruct the Company to take any initiative they deem proper in relation to the appeal or opposition in respect of such Claim;

(ii)	the relevant amount claimed by Buyer in the Notice of Claim shall be immediately due and payable on the date of the Order ordering the Buyer or any company of Tinet Group to pay to such third party the above amount, to the extent it is provisionally enforceable (“provvisoriamente esecutivo”) or unchallengeable and/or (ii) a settlement agreement with such third party;

(iii)	in case of any claim, action, suit or proceedings initiated by a third party and defended by the Buyer and/or any company of Tinet Group (i) the Sellers’ Representative shall have the right, whenever Sellers acknowledge their obligation to indemnify Buyer for the related possible Loss, to be represented by advisory counsel and accountants at its own expense, (ii) the Buyer shall keep the Sellers’ Representative informed as to the status of such action at all stages thereof, whether or not the Sellers’ Representative is represented by its own counsel, (iii) the Parties shall make reasonably available to each other, and their counsel, accountants and other representatives, all books and records relating to such action and (iv) the Parties shall render to each other such assistance as may be reasonably required in order to ensure the proper and adequate defence of such action;

(iv)	the Buyer shall not be permitted to make settlement of any Claim without the prior written approval of the BS Investimenti Representative, which approval shall not be unreasonably withheld, delayed or conditioned.

10.10

The obligation of the Sellers to indemnify Losses hereunder shall remain in effect until (i) the date of the relevant statute of limitation pursuant to Applicable Laws for Claims concerning Taxes (including by way of example but without limitation, Section 1.21 of Attachment 2 and Clause 10.1(vi) above), employees and social security matters (including by way of example but without limitation, Sections 1.8, 1.9, 1.13, 1.15, 1.21, 1.22 and 1.28 of Attachment 2 and Clauses 10.1(ii) and 10.1(iii) above), and regulatory matters (including by way of example but without limitation, Sections 1.4, 1.8 and 1.14 of Attachment 2 and Clause 10.1(vii) above), and (ii) the expiry of the period of 24 (twenty-four) months commencing on the Closing Date for Claims of any other subject matter. Upon expiration of the foregoing deadlines, Sellers’ indemnification obligations under this Clause 10 shall continue so long as, within the said periods, Buyer shall have given a Notice of Claim, even if the Loss may arise only after the end of the relevant time period, and such Sellers’ indemnification obligations shall continue, and such Loss shall be payable, until the respective claim, demand, action or dispute is finally resolved, settled or paid pursuant to this Agreement.

10.11	It is understood that the right to obtain indemnification pursuant to this Clause 10 shall be the exclusive and sole remedy in respect of pecuniary indemnification in connection with any Loss, but shall not exclude any other right, action, remedy, defence, exception, claim or means of protection available to the Buyer in relation to the Sellers’ breach of any of Sellers’ representations and warranties and covenants. Any forbearance or failure or delay in exercising any right, power or remedy hereunder shall not be deemed to be a waiver of such right, power or remedy, and any single or partial exercise of any right, power or remedy, shall not preclude the further exercise thereof or be deemed to be a waiver of any other right, power or remedy.

10.12	The Buyer hereby irrevocably waives any and all claims against the directors of the Company and of the Affiliates in office until the Closing Date, other than claims in respect of negligence or fraud. The Buyer also undertakes to cause the Company and the Affiliates to not claim against the directors of the Company and of the Affiliates in office until the Closing Date, other than claims in respect of negligence or fraud.

10.13	Each of the Sellers hereby irrevocably waives any and all claims against the Tinet Group and any of its directors, officers, employees, workers or agents (including advisers), other than claims in respect of negligence or fraud.

10.14	(a)	The Buyer and the Sellers acknowledge that the Company is negotiating with Telecom Italia Sparkle S.p.A. (“TIS”) in order to reach an agreement on a reduction of maintenance costs associated with IRUs (the “Maintenance Costs”) as agreed pursuant to the contracts entered into by and between the Company and TIS on March 22, 2002 for (i) the fiscal year 2010 and (ii) the fiscal year 2011 and following periods. The Sellers accept that the Company will control these negotiations following Closing. The Buyer or the Company will apprise the Sellers-” Representative of the status of negotiations and provide the terms of the final agreement entered into between TIS and the Company.

(b)	If the Company and TIS reach an agreement by or on September 30, 2012 under which the Maintenance Costs are reduced, then the Buyer will be entitled to recover from the TIS Escrow Account an amount equal to the algebraic sum of:

(i)	(the number of days from (and including) January 1, 2011 to (but not including) the date on which the renegotiated Maintenance Cost pricing becomes effective / 365) x €500,000, or €0 if the renegotiated Maintenance Cost pricing becomes effective by December 31, 2010, plus

(ii)	(€500,000 – the actual amount of annual savings in the Maintenance Costs) x 6.0, or €0 if the actual amount of annual savings in the Maintenance Costs is greater than €500,000, minus

(iii)	any reduction (cancellation, write off, credit note) of Maintenance Costs for the fiscal year 2010, if lower than the sum of (i) and (ii),

subject to a maximum amount of €1,500,000.

Should the reduction of Maintenance Costs for the fiscal year 2010 at (iii) be greater than the sum of (i) and (ii), the Buyer will not be entitled to recover any amount from the TIS Escrow Account, and the algebraic sum calculated as above will be paid Euro against Euro (i) for 20% to the Company and (ii) for the remaining 80% to the Sellers, in proportion to the allocations as per clause 4.2, as a price adjustment.

(c)	The Buyer shall notify the Sellers’ Representative in writing as soon as practicable following the determination by the Buyer of any amount due to the Buyer in accordance with clause 10.14(b) above, together with a copy of relevant documentation evidencing the reduced Maintenance Costs. Within 2 Business Days following such notification, the Buyer shall notify the Escrow Agent and the Sellers’ Representative in writing and instruct the Escrow Agent to pay from the TIS Escrow Account the amount determined as due to the Buyer (together with any accrued interest on such amount) and to pay (i) 20% of the balance (if any) to the Company and (ii) the remaining 80% of the balance to the Sellers’ Representative (together with any accrued interest on such amount).

(d)	If the Company and TIS do not reach an agreement by September 30, 2012 under which the Maintenance Costs are reduced, the Buyer will be entitled to recover from the TIS Escrow Account the amount of €1,500,000. As soon as practicable following September 30, 2012, the Buyer shall notify the Sellers’ Representative that no such agreement has been reached and within 2 Business Days following such notification, the Buyer shall instruct the Escrow Agent to pay the amount standing to the credit of the TIS Escrow Account to the Buyer.

(e)	For illustrative purposes only and by way of an example of the operation of clause 10.14(b), if the Company and TIS enter into an agreement that reduces the Maintenance Costs by €400,000 per year and this reduction becomes effective on April 1, 2011, the Buyer will be entitled to recover from the TIS Escrow Account an amount equal to €723,288, calculated as the sum of:

(i)	(4/1/2011 – 1/1/2011)/365 x €500,000) = 90/365 x €500,000 = €123,288, plus

(ii)	(€500,000 – €400,000) x 6.0 = €600,000

Should the agreement include also a reduction of €300,000 on Maintenance Costs for fiscal year 2010, the Buyer will be entitled to recover from the TIS Escrow Account an amount equal to €423,288.

10.15	If at the time the Buyer provides the Sellers’ Representative with a Notice of Claim, should the Loss/Losses therein indicated be included among the circumstances Tiscali S.p.A. and Tiscali International Network B.V. have undertaken to indemnify and the Company has the right to be indemnified pursuant to the SPA, the Buyer shall cause the Company to appoint an Italian lawyer with the specific assignment to claim against Tiscali S.p.A. and Tiscali International Network B.V. the indemnification pursuant to the SPA of the Loss/Losses indicated in the Notice of Claim. The Buyer and the Sellers will agree on the identity of such Italian lawyer who must be from a nationally or internationally recognized law firm. All costs, including legal fees, suffered by the Buyer or the Company relating to the claim against Tiscali S.p.A. and Tiscali International Network B.V. shall be charged to the Sellers or reimbursed by the Sellers. Any amount paid by Tiscali S.p.A. and Tiscali International Network B.V. to the Company as result of the claim shall reduce the Loss due by the Sellers under this Agreement.

10.16	The Sellers agree that any breach of Warranty 1.17 of Attachment 2 with respect to guarantees relating to any financial indebtedness would amount to Sellers’ fraud.

11.	INDEMNIFICATION BY THE BUYER

The Buyer hereby agrees to fully indemnify the Sellers against any loss deriving from any breach of the Buyer’s warranties set out in Clause 9. The Buyer’s warranties set out in Clause 9 shall remain in effect until the expiry of a period of 18 (eighteen) months commencing on the Closing Date and, in any event, no claim may be brought by the Sellers thereafter, except that they shall continue until final adjudication of any proceedings issued and served by the Sellers against the Buyer prior to the expiration of such period.

12.	CONFIDENTIAL INFORMATION

12.1	This Agreement is subject to the Parties’ Confidentiality Undertaking dated March 26, 2010. For clarity’s sake, any information that is confidential under the Confidentiality Undertaking may be disclosed if required by law or by a rule of any competent authority - including tax authorities, securities regulators or Nasdaq stock market rule – or pursuant to the terms of the SPA.

12.2	Neutral Tandem may issue a press release on or after the Signing Date and on or after the Closing Date of the type typical in the United States for a public company involved in a transaction of the type contemplated by this Agreement.

13.	NOTICES

13.1	Any notice or other communication under or in connection with this Agreement to be given by a Party to any other Party(ies) (the “Notice”) shall be in writing in English and sent by international courier service, email or delivered by hand to such other Party(ies) at the addresses stated below:

- if to Sellers:

to Paolo Pendenza c/o BS Investimenti SGR S.p.A.

Address: Milan, Via dell’Orso n° 8

E-mail: paolo.pendenza@bspeg.com

and

Paolo Susnik c/o Tinet S.p.A.

Address: Cagliari, Località Sa Illetta SS 195 km 2,300

E-mail: susnik@tinet.net

as the Sellers-” Representative

- if to Buyer:

  to Neutral Tandem, Inc.

Address:	550 West Adams Suite 900 Chicago, Illinois 60661 United States of America

E-mail: rmonto@neutraltandem.com

Kind attention of: Richard Monto

copy to Raffaele Giarda, Studio Avvocati Associati a Baker & McKenzie

Address:	Viale di Villa Massimo 57

00162, Rome, Italy

E-mail: raffaele.giarda@bakermckenzie.com

or to such other person or address as each Party may specify by Notice to each other Party. If notice is sent by email, a copy must be sent on the same day by international courier service.

14.	AMENDMENT

Any amendment of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.

15.	ASSIGNMENT

15.1	No Party shall be entitled to assign or transfer all or part of its respective rights and obligations arising under this Agreement without the prior consent in writing of the other Party.

16.	NO WAIVER

The waiver by a Party of its right either to exercise any right it has under this Agreement or to enforce any obligation that any other Party has under this Agreement shall only be valid and effective if it is in writing, refers specifically to this Agreement, and is signed by a duly authorised representative of the Party waiving such right. Furthermore such waiver shall not operate as a waiver of such Party’s right to exercise such right or enforce such obligation on any future occasion, unless the waiver is expressly stated to have such effect. Failure or delay by a Party in exercising any right, power or privilege hereunder shall not act as a waiver, nor shall any single or partial exercise thereof preclude any further exercise of any right, power or privilege.

17.	SELLERS’ RESPONSIBILITY – SELLERS’ REPRESENTATIVE

17.1	Each of the Sellers shall be severally liable for the fulfilment of any and all of their respective obligations and liabilities under this Agreement

17.2	For purposes of this Agreement, BSI, BSPE and MR, without any further action on the part of either BSI or BSPE, shall be deemed to have consented to the appointment of Mr. Paolo Pendenza of BS Investimenti SGR S.p.A. (the “BS Investimenti Representative”), as representative of BSI, BSPE and MR and as the attorney-in-fact for and on behalf of each of BSI, BSPE and MR, so that BS Investimenti Representative may take any and all actions necessary or appropriate in the sole discretion of the BS Investimenti Representative for the accomplishment of the terms of this Agreement and/or of the Escrow Agreement, and may make any decisions required or permitted to be made by it and/or by any of BSI, BSPE or MR under this Agreement and/or the Escrow Agreement, in each case for and on behalf of each of BSI, BSE and/or MR, including without limitation the power and authority to:

(i)	execute any agreement or instrument required to be executed and delivered by any of BSI, BSE and/or MR or the Sellers’ Representative under this Agreement and/or the Escrow Agreement;

(ii)	take all actions required or permitted by, and exercise all rights granted to, BSI and/or BSE and/or MR and/or the Sellers’ Representative in this Agreement or the Escrow Agreement;

(iii)	receive all notices or other documents given or to be given to any of BSI, BSE, MR or the Sellers’ Representative by Buyer pursuant to this Agreement and/or the Escrow Agreement;

(iv)	receive and accept service of legal process in connection with any claim or other proceedings against any of BSI, BSE, MR or the Sellers’ Representative arising under this Agreement or the Escrow Agreement;

(v)	negotiate, undertake, compromise, defend, resolve and settle any suit, proceedings or dispute under this Agreement and/or the Escrow Agreement on behalf of BSI, BSE, MR and/or the Sellers’ Representative, authorize delivery to Buyer or other indemnitee or the Company of the Escrow Amount and/or the TIS Escrow Amount, or any portion thereof, pursuant to this Agreement; and

(vi)	take all actions necessary in the sole discretion of the BS Investimenti Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement or the Escrow Agreement.

17.3	For purposes of this Agreement, each of the Minority Shareholders, without any further action on the part of any of them, shall be deemed to have consented to the appointment of Mr. Paolo Susnik (the “Minority Shareholders Representative”), as representative of all and each of the Minority Shareholders and as the attorney-in-fact for and on behalf of all and each of the Minority Shareholders, so that the Minority Shareholders Representative may take all actions necessary or appropriate in the sole discretion of the Minority Shareholders Representative for the accomplishment of the terms of this Agreement and/or of the Escrow Agreement, and may take any decisions required or permitted to be taken by it and/or by any Minority Shareholders under this Agreement and/or the Escrow Agreement, in each case for and on behalf of each of the Minority Shareholders, including without limitation the power and authority to:

(i)	execute any agreement or instrument required to be executed and delivered by any of the Minority Shareholders and/or the Sellers’ Representative under this Agreement and/or the Escrow Agreement;

(ii)	take all actions required or permitted by, and exercise all rights granted to, each of the Minority Shareholders and/or the Sellers’ Representative in this Agreement or the Escrow Agreement;

(iii)	receive all notices or other documents given or to be given to any of the Minority Shareholders and/or the Sellers’ Representative by Buyer pursuant to this Agreement and/or the Escrow Agreement;

(iv)	receive and accept service of legal process in connection with any claim or other proceedings against any of the Minority Shareholders or the Sellers’ Representative arising under this Agreement and/or the Escrow Agreement;

(v)	negotiate, undertake, compromise, defend, resolve and settle any suit, proceedings or dispute under this Agreement and/or the Escrow Agreement on behalf of each of the Minority Shareholders and/or the Sellers’ Representative, authorize delivery to Buyer or the Company or other indemnitee of the Escrow Amount and/or the TIS Escrow Amount, or any portion thereof, pursuant to this Agreement; and

(vi)	take all actions necessary in the sole discretion of the Minority Shareholders Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and/or the Escrow Agreement.

17.4	Accordingly, as to Buyer, the Sellers’ Representative has unlimited authority and power to act on behalf of BSI, BSPE, MR and, as the case may be, of each of the Minority Shareholders with respect to this Agreement and the Escrow Agreement and the disposition, settlement or other handling of all claims under this Agreement and/or the Escrow Agreement, rights or obligations arising from and taken pursuant to this Agreement and/or the Escrow Agreement.

17.5

The appointment of the Sellers’ Representative by BSI, BSPE, MR and, as the case may be, by each Minority Shareholders pursuant to this Section 17 shall survive the death, any mental infirmity, liquidation, winding-up, bankruptcy or insolvency of any Seller. At any time during the term of the Escrow Agreement, either BS Investimenti SGR S.p.A. or the Minority Shareholders can appoint a new Sellers’ Representative by a written consent signed by same BSI and MR or each Minority Shareholders, as the case may be, a copy of which shall be provided to Buyer, all other Sellers and the Escrow Agent. In the event such newly appointed Sellers’ Representative is not a natural Person, such Person shall designate in writing to Buyer one representative who shall be authorized, empowered and directed to represent and act on behalf of such Sellers’ Representative in connection with each matter for purposes hereof, and the identity of such representative as well as the due authorization and empowerment thereof by the Sellers’ Representative shall be certified in writing to Buyer by legal counsel to such newly appointed Sellers’ Representative. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is delivered to Buyer and the Escrow Agent. No bond shall be required of the Sellers’ Representative and the Sellers’ Representative shall receive no compensation for his, her or its services. Notices of communications to or from the BS Investimenti Representative and/or Minority Shareholders Representative shall constitute notice to or from each of BSI, BSPE and MR or, as the case may be, each of the Minority Shareholders.

17.6	Anything in this Agreement or under Applicable Law to the contrary notwithstanding, any and all decisions, acts, consents or instructions made or given either by the BS Investimenti Representative or the Minority Shareholders Representative in connection with this Agreement or the Escrow Agreement shall constitute a decision of BSI, BSPE, MR or of all and each of the Minority Shareholders and shall be final, binding and conclusive upon each and every such Seller, and Buyer and any indemnitees may rely upon any such decision, act, consent or instruction of the Sellers’ Representative. Buyer is hereby relieved from any and all liabilities to any person or entity for acts done by it in accordance with such decision, act, consent or instruction of the Sellers’ Representative.

18.	GOVERNING LANGUAGE

18.1	This Agreement is drawn up in the English language. If this Agreement is translated into another language, the English language text prevails.

18.2	Each Notice, demand, request, statement, instrument, certificate or other communication given, delivered or made by a party to any other party under or in connection with this Agreement shall be in English.

19.	SEVERABILITY

If at any time during the life of this Agreement any of the provisions of this Agreement are found to be or become totally or partially invalid, illegal or unenforceable by virtue of any law, the validity, legality and enforceability of the other provisions of this Agreement shall not be affected or impaired. The Parties undertake to agree upon an effective new provision, which achieves the commercial purpose and any other effect of the invalid, illegal or unenforceable provision as closely as possible.

20.	SUCCESSORS AND ASSIGNEES

This Agreement shall bind and inure to the benefit of the Parties and their respective successors, transferees and permitted assignees.

21.	ENTIRE AGREEMENT

This Agreement together with the Attachments thereto and each document referred to in it constitute the entire agreement of the Parties with respect to the subject matter thereof and supersedes any and all prior communications, understandings, arrangements or agreements between the Parties, whether written, oral, express or implied relating thereto.

This Agreement may be signed in counterparts and exchanged by electronic transmission of scanned signatures (such as “.PDF” format document), which together shall constitute one agreement.

22.	COSTS

22.1	Except where this Agreement or the relevant document provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to herein.

22.2	Any registration tax and stamp duty, together with the fees of any public notary required for the professional services to be rendered by him in relation to this Agreement, shall be borne by the Buyer.

23.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Italy.

24.	DISPUTE RESOLUTION

All disputes, controversies or claims arising out of or in connection with this Agreement or further agreements resulting therefrom, shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce except to the extent modified by this Clause 24. For the purposes of this Clause 24, all Sellers shall be considered as one party and shall act through the BS Investimenti Representative. The arbitration tribunal shall be composed of three (3) arbitrators. Buyer and Sellers, through the BS Investimenti Representative, shall each appoint one arbitrator, and the two so appointed shall choose a third arbitrator. If the arbitrators so chosen by the parties cannot agree on the choice of the third arbitrator within a period of 30 (thirty) days after both of them were appointed, the third arbitrator shall be appointed by the Court of Arbitration of the International Chamber of Commerce. The arbitrators shall state the reasons upon which their award is based. The award of the arbitrators shall be final and binding upon the Parties, and shall not be subject to appeal before any court or other authority. Judgment upon the award may be entered in any court having jurisdiction, and application may be made to any such court for a judicial acceptance of the award and an order for enforcement. Neither Buyer or any of the Sellers shall be entitled to commence or maintain any action in a court of law upon any matter in dispute arising from, or in any way related to, this Agreement except for the enforcement of an arbitration award made in accordance with this Clause 24, and except that either Party may commence or maintain such an action if it is seeking injunctive relief. The place of arbitration shall be Paris (France). The arbitral proceedings shall be conducted in the English language. The arbitrators shall decide according to Italian Law.

LIST OF ATTACHMENTS
Attachment 1	Preparation of Reference Financial Accounts and Closing Accounts

Attachment 2	Sellers’ representations and warranties

Attachment 6 (a)	Index of the documents provided during the Data Room

Attachment 6 (b)	List of the other documents and information made available to the Buyer and its advisors

Attachment 6	Pre-Closing Obligations

Attachment 7.2 (a)	Resignation letter from Directors

Attachment 7.2 (b)	Resignation letter from Statutory Auditors

Attachment 8	Escrow Agreement

Milan - Chicago, September 9, 2010

/s/ Paolo Pendenza
BS INVESTIMENTI SGR S.p.A.

/s/ Francesco Sironi
BS PRIVATE EQUITY S.p.A.

/s/ Mauro Righetti
MAURO RIGHETTI

/s/ Paolo Susnik
PAOLO SUSNIK

/s/ Paolo Gambini
PAOLO GAMBINI

/s/ Maurizio Binello
MAURIZIO BINELLO

/s/ Luciana Giordo
LUCIANA GIORDO

/s/ Francisco Rey
FRANCISCO REY

/s/ Sven Engelhardt
SVEN ENGELHARDT

/s/ Rian Wren
NEUTRAL TANDEM, INC.

ATTACHMENT 1

PREPARATION OF REFERENCE FINANCIAL ACCOUNTS AND CLOSING ACCOUNTS

Defined terms

In this agreement, the following words and expressions shall have the following meanings:

“Capex Debt” means the aggregate amount, as set out in the Closing Accounts, of payables due to suppliers by the Tinet Group (on a consolidated basis) for the purchase of tangible assets and for the purchase of Indefeasible Rights of Use. The Capex Debt due over one year from the Closing Date will be discounted applying a 3% rate to the payment plan agreed with suppliers;

“Cash” means the aggregate amount, as shown in the Closing Accounts, of any cash on hand or credited to an account with a bank or other financial institution to which the Tinet Group is beneficially entitled computed on a consolidated basis (item C IV of the assets in the balance sheet scheme), but excluding (i) cash in transit from the clients or customers of a company of Tinet Group (ii) Trapped Cash and (iii) Intra-Group Items;

“Closing Accounts” means the balance sheet of the Tinet Group (on a consolidated basis) as at the Effective Time and the statements of the amount of the Cash, Financial Debt and the Working Capital as at the Effective Time;

“Effective Time” means 11.59pm on the Business Day before the Closing Date;

“Excluded Working Capital Items” means the following items:

(a)	any provision for a liability within working capital for which an indemnity has been provided in clause 10.1;

(b)	any payables for transaction costs which have been accounted for as trade payables as at the applicable Reference Date (which costs will, for the avoidance of doubt, be taken into account in the determination of the “Financial Debt” pursuant to paragraph (s) thereof);

(c)	any current asset or current liability or deferred asset or deferred liability relating to income taxes, including any receivable, payable or accrual relating to income taxes;

(d)	the overdue receivables and the overdue payables referred to in the definition of “Tiscali Overdue Amount” , as at the applicable Relevant Date, to the extent that such amounts are set-off against the Vendor Loan;

(e)	the impact of any VAT receivable and/or payable in relation to the transaction costs (as referred to in paragraph (s) of the definition of “Financial Debt”) if such VAT refers to non-deductable costs and their movement between the Reference Financial Accounts and the Closing Account; and

(f)	any other item included in the definition of the “Financial Debt” or “Cash” for the purpose to avoid any double counting.

“Financial Debt” means the aggregate amount of all borrowings and indebtedness of a financial nature of the Tinet Group determined on a consolidated basis and in accordance with the accounting policies referred to in section 2.1 of this Attachment 1 as shown in the Closing Accounts and including the following items:

(a)	all bank loans as resulting from the Closing Accounts (item D4 of the liabilities in the balance sheet scheme as per art.2424 of the Italian Civil Code);

(b)	all loans from other lenders as resulting from the Closing Accounts including the Vendor Loan, minus the Tiscali Overdue Amount to the extent it will be off-set against the Vendor Loan pursuant to clause 7.2(ix) as at the Closing Date (item D5 of the liabilities in the balance sheet scheme as per art.2424 of the Italian Civil Code);

(c)	all indebtedness for bonds and convertible bonds as resulting from the Closing Accounts (item D1 and D2 of the liabilities in the balance sheet scheme as per art.2424 of the Italian Civil Code);

(d)	all Seller Group Debt, as resulting from the Closing Accounts;

(e)	all the “mark to market” value of any agreement for managing or hedging currency and/or interest rates and all financial indebtedness for unsatisfied deferred purchase consideration for property, shares, assets or services (including, without limitation, any liability outstanding under any such instrument and the costs of closing out);

(f)	all finance leases (but limited to the principal portions of such capital lease payments);

(g)	any other obligations evidenced by notes, bonds, loan stock, debentures or similar instruments;

(h)	all financial indebtedness created or arising under any conditional sale or other title retention agreements with respect to property acquired by such person;

(i)	dividends payable;

(j)	accrued interest in respect of paragraphs (a) to (i) above as at each Relevant Date (excluding any accrued interest to the extent it has been included in calculating any item set out in paragraphs (a) to (i) above ) (comprehensive of any Withholding Tax to be paid by the Tinet Group companies in connection with such interest, and of any gross-up amount connected to such interests);

(k)	any redemption fee, penalty and/or breakage costs, termination fee, premium or otherwise which the lender charges in connection with the repayment or termination of the relevant facility of any of the above;

(l)	the amount of any payments or costs due to Directors nominated by BSI and/or BSPE and/or Statutory Auditors upon termination of their office as of the Closing Date;

(m)	the Capex Debt;

(n)	the Overdue Payables;

(o)	any actual liabilities or obligations for income taxes (IRES and IRAP with respect to Italy) which are due but not yet paid (and any penalties for late payment thereon) or which have become due but payments have been delayed or postponed (whether agreed to by the respective tax authorities or otherwise), related to both the income taxes for the fiscal year 2009 in relation to any company of the Tinet Group and the first estimated advance for the fiscal year 2010 for Tinet S.p.A. even if not accounted for either in the Reference Financial Accounts or in the Closing Account;

(p)	Euro 4,296,773.12 (€ four million two hundred ninety six thousands seven hundred seventy three/12) being the amount of the Extra Price Tiscali and TinetBV have the right to obtain to be paid pursuant to the SPA;

(q)	the aggregate amount as at each Relevant Date of the liability for Staff Leaving Indemnity (“Trattamento di Fine Rapporto”) to be paid out to the Italian employees upon their termination of the employment under Applicable Law in Italy, as resulting from an actuarial valuation performed by an expert nominated by the Sellers’ Representative and the Buyer;

(r)	the liability for leaving indemnity to be paid to agents whose arrangements with any member of the Tinet Group: (i) who ceases to be employed prior to the date of the announcement by the Buyer of the transactions contemplated by this Agreement; or (ii) are terminated by any member of the Tinet Group prior to the Closing Date or whose contracts expires prior to the Closing Date, in each case, where such leaving indemnity is unpaid as at the Closing Date;

(s)	any transaction costs of the Tinet Group, even if not accounted for either in the Reference Financial Accounts or in the Closing Account, excluding those paid before the Closing Date, in relation to the transactions contemplated by this Agreement (including, without limitation, any legal and accounting costs, personnel contingent bonuses and related social charges as indicated in Schedule 1.20, and any costs incurred in connection with the preparation, delivery, review and resolution of the Closing Accounts and the termination and discharge of the Financing, Revolving, Vendor Loan and the Seller Group Debt). Such transaction costs will include the relevant amount of VAT, if applicable, to the extent that such VAT is not deductible;

“Independent Accountant” means either (i) an independent firm of chartered accountants of international repute agreed between the Buyer and the Sellers’ Representative; or (ii) in the absence of agreement as to the identity of such independent firm within 5 Business Days of either party notifying the other of its wish to appoint an independent firm, a specific member of an independent firm of chartered accountants to be nominated on the application of either party by the President for the time being of the Institute of Chartered Accountants of Milan, Italy;

“Intra-Group Items” means all payables and receivables between each company of Tinet Group and any other company of Tinet Group;

“Overdue Payables” means the aggregate amount of payables due to suppliers by the Tinet Group (on a consolidated basis) that, at each Relevant Date, are overdue by a period of 60 days or more from the applicable due date. The payables included in the calculation of the Capex Debt, any overdue payable due to Tiscali Group Entities, to the extent considered in the determination of Tiscali Overdue Amount. and any other item included in the definition of “Financial Debt” will be excluded from the Overdue Payables for the purpose of avoiding any double counting;

“Reference Cash” means Euro 5,188,410.44 (€ five million one hundred eighty eight thousand four hundred ten/44) being the cash as resulting from the Reference Financial Accounts calculated in accordance with the definition of Cash in this Attachment 1 and the accounting principles set out in this Attachment 1 (and for this purpose, references to the “Closing Accounts” in the definition of Cash shall be deemed to mean the “Reference Financial Accounts”);

“Reference Financial Debt” means Euro 29,987,942.84 (€ twenty nine million nine hundred eighty seven thousand nine hundred fourty two/84), being the financial debt as resulting from the Reference Financial Accounts, calculated in accordance with the definition of Financial Debt in this Attachment 1 and the accounting principles set out in this Attachment 1 (and for this purpose references to the “Closing Accounts” in the definition of Financial Debt shall be deemed to mean the “Reference Financial Accounts”);

“Reference Working Capital” means Euro 3,359,255.60 (€ three million three hundred fifty nine thousand two hundred fifty five/60), being the working capital as resulting from the Reference Financial Accounts, calculated in accordance with the definition of Working Capital in this Attachment 1 and the accounting principles set out in this Attachment 1 (and for this purpose, references to the “Closing Accounts” in the definition of Working Capital shall be deemed to mean the “Reference Financial Accounts”) or, if different, the amount of the Revised Reference Working Capital;

“Relevant Date” means 31st July 2010 with respect to the Reference Financial Accounts and 30 September 2010 with respect to the Closing Accounts;

“Revised Reference Working Capital” means the agreed working capital of the Tinet Group (on a consolidated basis) as at 11.59 p.m. on July 31, 2010, adjusted exclusively in order to reflect any accounting error or deviation from the accounting principles set out in this Attachment 1;

“Seller Group Debt” means all amounts owing by each company of Tinet Group to any Seller, any company of the Sellers’ Group or to any person connected with or related to an individual Seller, as set out in the Closing Accounts;

“Trapped Cash” means any cash which as at each Relevant Date:

(a)	is not capable of being lawfully spent, distributed, loaned or released by a company of Tinet Group outside the jurisdiction in which it is situated without deduction or withholding or additional cost (other than the costs of transfer from a bank account incurred the ordinary course);

(b)	is held by an agent of a company of Tinet Group or a regulator or a governmental authority pursuant to a regulatory or contractual requirement;

(c)	secures rent deposits of a company of Tinet Group; or

(d)	is held as collateral by a person in respect of obligations of a company of Tinet Group;

“Working Capital” is intended as the algebraic sum of the amounts of the following items, as resulting from the Closing Accounts, computed in accordance with the accounting policies referred to in Attachment 1, and, adjusted to: (i) exclude any Intra-Group Items; and (ii) exclude the Excluded Working Capital Items,

For items listed below reference has to be made to the balance sheet scheme detailed in art.2424 of the Italian Civil Code.

plus Assets (“Attivo”)

+ C I	Inventories	(“Rimanenze”)

+C II 1)	Trade accounts receivable	(“Crediti verso clienti”)

+C II 4) bis	Tax receivables not related to income tax	(“Crediti Tributari”)

+C II 5	Other current receivables	(“Crediti verso altri”)

+ D	Prepayments and accrued income	(“Ratei e risconti attivi”)

less Liabilities (“Passivo”)

- D 6	Advances received	(“Acconti”)

- D 7	Trade accounts payable	(“Debiti verso fornitori”)

- D 8	Commercial papers	(“Debiti rappresentati da titoli di credito”)

- D 12	Tax Payables not related to income tax	(“Debiti Tributari”)

- D 13	Social security liabilities	(“Debiti verso istituti di previdenza”)

- D 14	Other current liabilities	(“Altri debiti”)

- E	Deferred income and accrued liabilities	(“Ratei e risconti passivi”)

1.	Preparation of Closing Accounts

1.1	The Buyer shall, as promptly as practicable and in any event within 45 Business Days following Closing prepare and deliver to the Sellers’ Representative a draft of the Closing Accounts and a statement showing the Revised Reference Working Capital.

1.2	Within 30 Business Days starting on the day immediately after the Sellers’ Representative receives the draft Closing Accounts and the statement showing the Revised Reference Working Capital (the expiry of this period being the “Response Date”) the Sellers’ Representative may serve notice on the Buyer stating whether or not it agrees with the draft Closing Accounts and/or the Revised Reference Working Capital and in the case of a disagreement stating the reasons for the disagreement in reasonable detail (“Disagreement Notice”). If the Sellers’ Representative gives a Disagreement Notice on or before the Response Date, the Sellers’ Representative and the Buyer shall attempt in good faith to reach agreement in respect thereof and, if they are unable to do so within 10 Business Days starting on the day immediately after the notification of the Disagreement Notice to the other party, either party may by notice to the other refer the matters in dispute to the Independent Accountants (“Appointment Notice”).

1.3	If no Disagreement Notice is served on or before the Response Date, the draft Closing Accounts and/or the draft statement showing the Revised Reference Working Capital prepared pursuant to paragraph 1.1 above shall constitute the Closing Accounts and the Reference Working Capital.

1.4	The Independent Accountant shall be engaged jointly by the Buyer and the Sellers’ Representative on the terms set out in this paragraph 1.4 and otherwise on such terms as shall be agreed; provided that neither party shall unreasonably (having regard, inter alia, to the provisions of this paragraph 1) refuse its agreement to terms proposed by the Independent Accountant or by the other party. If the terms of engagement of the Independent Accountant have not been settled within 10 Business Days of their identity having been determined (or such longer period as the Parties may agree) then, unless one party is unreasonably refusing its agreement to those terms, those accountants shall be deemed never to have become the Independent Accountant and new Independent Accountant shall be selected in accordance with the provisions of this Agreement.

1.5	Except to the extent that the Buyer and the Sellers’ Representative agree otherwise, the Independent Accountant shall determine their own procedure but apart from procedural matters and as otherwise set out in this Agreement shall determine only whether any of the arguments for an alteration to the Closing Accounts forward in the Disagreement Notice are correct in whole or in part and if so, what alterations should be made to the Closing Accounts in order to correct the relevant inaccuracy in it.

1.6

The Independent Accountant shall make their final determination within 30 (thirty) Business Days from the engagement of the Independent Accountant as per Clause 1.4 above. Such determination shall be (i) in writing and made available for collection by the Buyer and the Sellers’ Representative at the offices of the Independent Accountant at such time as they shall determine and (ii) unless otherwise agreed by the Buyer and the Sellers’ Representative include reasons for each relevant determination.

1.7	The Independent Accountant shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding on the Buyer and the Sellers’ Representative save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Independent Accountant for correction).

1.8	The expenses of the Independent Accountant shall be borne as the Independent Accountant shall direct at the time they make any determination or, failing the exercise of such direction, equally between the Buyer, on the one hand, and the Sellers’ Representative, on the other.

1.9	The Buyer and the Sellers’ Representative shall co-operate with the Independent Accountant and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, without limitation, the Buyer shall keep up-to-date and, subject to reasonable notice make available to the Buyer and the Sellers’ Representative, the Seller’s accountants and the Independent Accountant its books and records relating to the businesses of the Tinet Group other than any books or records subject to legal professional privilege or a confidentiality obligation entered into with a third party on or before the date of Closing or in the ordinary course of business since Closing during normal office hours during the period from the appointment of the Independent Accountant down to the making of the relevant determination.

1.10	Each party and the Independent Accountant shall, and shall procure that its accountants and other advisers shall:

(a)	keep all information and documents provided to them pursuant to this paragraph 1 confidential; and

(b)	shall not use such information and documents for any purpose, except for disclosure or use in connection with the preparation of the Closing Accounts and/or the Revised Reference Working Capital, the proceedings of the Independent Accountant or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this agreement or its subject matter.

2.	Accounting Principles (for the preparation of the Reference Financial Accounts and the Closing Accounts)

2.1	Basis of preparation of the Reference Financial Accounts and the Closing Accounts

The Reference Financial Accounts and the Closing Accounts shall be prepared in accordance with the policies that appear, and in the order shown, below:

(a)	the specific accounting policies set out in paragraph 2.3;

(b)	to the extent not covered by (a) above, in accordance with the accounting policies, principles, practices, evaluation rules, procedures, methods and bases used in the preparation of the Accounts; and

(c)	to the extent not covered by (a) or (b) above, in accordance with Italian GAAP as at the Effective Time, as stated, commented and revised by the Italian Accounting Organization (Organismo Italiano di Contabilità – OIC).

2.2	General accounting policies (for the preparation of the Reference Financial Accounts and the Closing Accounts)

(a)

The accounts for each of the Tinet Group shall be prepared in the local currency of each company and shall be converted, for consolidation purposes, to Euro at the European Central Bank midpoint spot rate prevailing at the close of business on the applicable Relevant Date. Amounts specified in local currency in this schedule shall be converted to Euro at the European Central Bank midpoint spot rate prevailing at the close of business on the applicable Relevant Date.

(b)	The Intra-Group Items shall be matched and reconciled.

2.3	Specific Accounting practices and estimation techniques (for the preparation of the Reference Financial Accounts and the Closing Accounts)

(a)	Tangible fixed assets

•	There shall be no reclassification of items previously treated as fixed assets as at the date hereof to Working Capital items.

•	No internal cost or financial cost will be capitalized.

•	No account shall be taken of any downward or upward revaluation.

(b)	Trade accounts receivable

•	Trade receivables shall be stated at nominal value less a provision for bad and doubtful debts and credit notes as outlined below.

•	Receivables shall be recognised to the extent that goods or services have been provided prior to the applicable Relevant Date.

•	A specific bad debt provision will be raised for the full amount of any debtor balances subject to a credit recovery procedure.

•

A general bad debt provision will be raised against aged debtors at the applicable Relevant Date (after excluding any receivable included in the specific bad debt provision and any receivables included in the Tiscali Overdue Amount) corresponding to 100% of debtors aged 120 days or more.

•	A full provision for credit notes relating to customers, including a provision for customers rebates.

(c)	Trade accounts payables

•	Accruals shall be made in respect of all goods and services received, but not invoiced, prior to the applicable Relevant Date.

(d)	Other current assets

•	Insurance claims receivable shall only be included to the extent that the proceeds will be received by the Companies. Full accrual shall be made for the reinstatement cost of repairing any damage.

(e)	Other current liabilities

•	An accrual will be made for holiday pay (including social security and any other Taxes thereon) for all holiday earned but not taken up until the applicable Relevant Date.

•	An accrual will be made for employee bonuses (including social security and any other Taxes thereon) earned prior to the applicable Relevant Date.

•	Full accrual shall be made for any re-organisation or redundancy costs for which a constructive obligation existed as at the applicable Relevant Date.

•	Full accrual shall be made for any outstanding insurance premiums payable in respect of the period up to the applicable Relevant Date.

2.4	Post Balance Sheet Events

Any adjusting post balance sheet events arising up to the date of delivery of the Closing Accounts shall be taken into account in the Closing Accounts.

ATTACHMENT 2

REPRESENTATION AND WARRANTIES OF THE SELLERS

The Sellers severally represent and warrant to Buyer the following:

1.1	Corporate Status of Sellers and Tinet Group. Each of Sellers and each company of Tinet Group is duly organized, validly existing and in good standing and is not insolvent under Applicable Law and has all requisite corporate power and authority to own and lease its properties and to carry on its business as and where the same is now conducted.

1.2	Authority of the Sellers and Tinet Group. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of Seller and each company of Tinet Group, Sellers have full legal right, power and authority enter into this Agreement and to consummate, or cause to be consummated, all the transactions contemplated hereby and this Agreement has been duly and validly executed and delivered by Sellers and is a valid, binding and enforceable obligation of Sellers.

1.3	Capitalization and Ownership of the Tinet Group.

(a)	The Company has as of the date of this Agreement a stated capital of Euro 120,000.00, which is validly issued and fully paid-in, divided into 120,000 ordinary shares with par value of Euro 1.00 each, which are owned as indicated in paragraph H under the headings “Whereas” above (“Shares”).

(b)	As at the Signing Date, except for the Pledge, each of the Sellers owns of record and beneficially and has good title to, and unrestricted voting rights in respect of, the Shares, as reflected in paragraph H under the headings “Whereas” above, and each of the Sellers owns its Shares free and clear of Third-Party Rights.

(c)	As at the Signing Date, except for the Pledge, the Company owns of record and beneficially and has good title to, and unrestricted voting rights in respect of, the shares in each of the Affiliate, as reflected in paragraph I under the headings “Whereas” above, and owns such shares free and clear of any Third-Party Rights.

(c)	As at the Signing Date, the Pledges are the only Third-Party Rights in or over any of the assets or undertaking of the Tinet Group.

(d)	As at the Closing Date, all of the assets and undertakings of each member of the Tinet Group will be free and clear from any and all Third Party Rights.

(e)	There is no agreement, arrangement or obligation (i) requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of the Company and any Affiliates, or (ii) affecting or anyhow related to the exercise of voting rights attached to the Shares of the Company or to the shares of any Affiliates.

(f)

There are no pre-emptive rights or other agreements, commitments or undertakings presently in effect, or which may or will become in effect in the future, other than pursuant to this Agreement, with respect to the issuance of shares of the Company and/or any Affiliates or with respect to the transfer or voting of the shares of the Company and/or any Affiliates and no shares of the Company and/or any Affiliates are reserved for issuance pursuant to any outstanding convertible debt obligation, option, right or other commitment of any nature. On Closing Date the certificates representing the Shares shall be surrendered to Buyer pursuant to the Agreement;

(g)	As a consequence of the consummation of the Transaction every existing agreement among the Sellers relating to their participation to Tinet Group expires and each of the Sellers represents that has no right or claim against the Company or the Affiliates arising from such agreement; and

(i)	Since its incorporation, Tinet Singapore Pte Ltd. has not carried out any activities or business, entered into any contracts or other arrangements with third parties or entered into any obligation or incurred any costs or liability whatsoever.

1.4	Governmental Approvals and Filings. No approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing or registration with, any Governmental or Regulatory Agency or Public Authority is required in order to: (i) permit the Sellers or any of them to sell the Shares to Buyer or otherwise to perform their or its obligations under this Agreement; (ii) prevent the termination of any material right, privilege, license or agreement of the Company or any Affiliate as a result of the transactions contemplated hereby; or (iii) prevent any material loss or disadvantage to the business of the Company or any Affiliate by reason of any of the transactions contemplated hereby.

1.5	No Conflict. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will: (i) conflict with, or result in a breach of, any of the terms, conditions or provisions of the deeds of incorporation or articles of association of any company of Tinet Group; (ii) conflict with, result in a breach or violation of, give rise to a default under, or result in the acceleration of performance or right to accelerate performance under (whether or not after the giving of notice or lapse of time or both) any mortgage, charge, pledge, lien, lease, agreement, note, bond, guaranty, instrument, license or franchise to which the Company or any Affiliate is a party or to which the Company or any Affiliate or any of their respective Assets are subject, or any statute, regulation, ordinance, order, judgment or decree to which the Company or any Affiliate or any of their respective Assets are subject; (iii) give rise to a declaration or imposition of any material Third-Party Right upon any of the Assets or Shares of the Company or any Affiliate; (iv) either individually or in the aggregate materially impair the business of the Company or any Affiliate, adversely affect any distributor, franchise, license, permit or other governmental approval necessary to enable the Company or any Affiliate to carry on its business as and where presently conducted or required of any employee or agent thereof to enable each of them to carry out his duties on behalf of the Company or any Affiliate.

1.6	Interests. No company of Tinet Group has any interest in, nor has agreed to acquire an interest in, shares or other ownership interest in any corporation, partnership, joint venture or other business association or entity, other than, as far as the Company is concerned, the shares held in the Affiliates, as described in premise (I).

1.7

Corporate Records and Minute Books. The corporate records and minute books of the Company and any Affiliate are accurate and complete and are kept at the registered offices of each concerned company of Tinet Group. There are no material omissions from such minute books or the minutes of any meetings, proceedings or actions of the shareholders, the Board of Directors or the Board of Statutory Auditors of the Company and any Affiliate or any committees thereof and such records contain all reports to shareholders; all such meetings were duly called and held; the Shareholders’ Ledger of each company of Tinet Group is complete and accurate. For clarification purposes, the Sellers represent and warrant that no resolutions have been adopted by the Director(s) of the Company before 25 March 2009.

1.8	Compliance with Laws; Legal Proceedings.

(a)	The Company and each Affiliate is in compliance with all Applicable Laws, regulations, ordinances, rules, orders, judgments and decrees of any court, commission or other Governmental or Public Authority or body, in connection with its respective Licenses, Assets, properties and businesses, including tax, regulatory, environmental, labor, social security, data protection, anti-trust and competition laws. There are no circumstances known to the Sellers which may indicate that Company or any Affiliate is in violation of any such Applicable Laws, regulations, ordinances, orders, judgments or decrees, including all payments required under any such Applicable Laws or regulations.

(b)	There is no order, judgment or decree of any court, commission or other governmental or public authority or body, including without limitation any requirement in connection with the Licenses and/or the manufacture, sale, distribution or service of the products of the Company and/or any Affiliate or its respective properties and Assets or the conduct of its business, including any requirement relating to prices, consumer protection, pay, labor, health, safety, social security, employee representatives, workers’ council, products liability, data protection, anti-trust or competition laws, regulatory laws, environmental laws, zoning, taxes and customs, outstanding, and no legal, administrative, arbitration or other proceedings or governmental investigation are pending or, to the knowledge of the Sellers, threatened against or relating to Company, any Affiliate or their respective Assets, properties or businesses.

(c)	There are currently no actions, suits, litigation, arbitration proceedings, governmental proceedings, claims, complaints or grievances in progress, or to the best knowledge of the Sellers, pending or threatened, which are likely to have a material adverse effect on any portion of the business or the Assets of the Company and/or any Affiliate, whether before or after the Closing Date.

1.9	Financial Statements.

(a)	The financial statements of the Company and any Affiliate and the consolidated financial statements of Tinet Group (prepared for the financial year ended on December 31, 2009), including, in particular, the financial statements as at December 31, 2009 (the “Balance Sheet”), as validly approved by the shareholders of the concerned company of Tinet Group and, if applicable, certified by the Statutory Auditors and/or independent auditors, are complete and correct, have been prepared in accordance with Applicable Laws and in accordance with the books and records of each concerned company of Tinet Group (which are accurate and complete, fairly reflect transactions in and dispositions of the Assets and are maintained in accordance with Applicable Laws and sound business practice, including adequate internal controls) and with accounting principles and policies applicable in the relevant country (which were consistently applied) and accurately and fairly present the financial condition, Assets and liabilities of each concerned company of Tinet Group as of the respective dates thereof and the results of its operations for the periods then ended.

(b)	As of December 31, 2009: (i) the Company and any Affiliate did not have any liabilities of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due and whether or not required to be disclosed under applicable Accounting Principles which are not reflected in the Balance Sheet; (ii) all reserves set forth on the Balance Sheet were adequate in all material respects; and (iii) there were no loss contingencies which were not in all material respects adequately provided for in the Balance Sheet.

(c)	There have been no disagreements with or among (i) the Statutory Auditors and the independent auditors of any company of Tinet Group or (ii) any former Statutory Auditors and independent auditors of any company of Tinet Group which were hired during the 48 month period prior to December 31, 2009, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former Statutory Auditors and independent auditors, if any, or the present Statutory Auditors and independent auditors would have caused them to make a reference to the subject matter of the disagreements in connection with their reports.

(d)	The amount shown on the Balance Sheet for severance indemnities represents the full amount which each concerned company of Tinet Group will be required to pay to its employees for all periods through December 31, 2009 to cover any severance entitlement upon termination of the employment relationship with respect to all periods up to that date.

1.10	Real Estate.

(a)	Except as set forth in Schedule 1.10 (a), there is no real property owned, used or leased by any company of Tinet Group. All of the real property reflected in each Balance Sheet is set forth on Schedule 1.10 (a). There are no real properties other than those reflected in each Balance Sheet. The Company and any Affiliate does not lease or sublease any real property to any third party.

(b)	There are no rights, permits, third party consents, licenses or governmental authorizations which are required in order to continue to use the real property in Schedule 1.10 (a) as currently used by the Company and any Affiliate and each company of Tinet Group will continue to have such right at least for 36 months following the Closing Date. The Company and/or any Affiliate has not received any notices relating to the termination, cancellation or violation of such permits, certificates of occupancy, licenses or authorizations which have not heretofore been cured, or notice relating to any building or zoning code violations which affect the real property in Schedule 1.10 (a). The present use of the real property by each company of Tinet Group is permitted under Applicable Law and the zoning ordinances of the jurisdiction in which it is located.

(c)	The real property in Schedule 1.10 (a) is adequately serviced by all utilities necessary for the operation of the businesses of each company of Tinet Group as it is now being conducted and there has been no material interruption of the delivery of adequate quantities of any utilities or other public services, required in the operation of such business.

(d)

There is no existing fault or defect in the physical or legal condition of the real property or improvements on the real property which would adversely affect the ability of company of Tinet Group to continue to operate its business in the manner in which it is now being conducted. All of the buildings, fixtures and other improvements of the real property are in good operating condition and repair, are suitable and fit for the purposes for which they are currently being used, and are sufficient to conduct the business of each company of Tinet Group as it is presently conducted. No structural or extraordinary repairs or replacements need to be made to the real property outside of the normal, routine maintenance and repair or replacements that may be required because of deterioration from use or age of the real estate. Either the Company or any Affiliate has received any written notice of any governmental proceedings, including, without limitation, condemnation or eminent domain proceedings, or of any threatened proceedings, the impact of which would adversely affect the operation of the business of each company of Tinet Group as currently conducted on the real property.

(e)	No commitment has been made by any company of Tinet Group to any governmental authority, utility company or any other organization, group or individual relating to real property or any part thereof which imposes upon any company of Tinet Group an obligation to make any contribution or dedication of money or land or to construct, install or maintain any improvements of a public or private nature.

(f)	The ownership, use and operation of the real property owned, used or leased by each company of Tinet Group is not in violation of any Applicable Law, regulation, ordinance, rule, order, judgment or decree. Each company of Tinet Group has a valid leasehold right in all the properties presently conducted, free and clear of any Third-Party Rights;

(g)	No company of Tinet Group has received any notice of, and the Sellers have no knowledge of any fence dispute, boundary dispute, boundary line questions, water dispute, or drainage dispute, concerning or affecting any real property as described on Schedule 1.10 (a).

1.11	Machinery, Equipment, Etc. Schedule 1.11 contains a true and correct list of all equipment and personal property leases (“Personal Property”). Except as otherwise set forth on Schedule 1.11, all Personal Property reflected on the Balance Sheet is in good operating condition and repair and is currently used in the day-to-day operations of each company of Tinet Group. At the Closing date each company of Tinet Group will have good and valid title to the Personal Property free and clear of all Third-Party Rights.

1.12	Intellectual Property. Each company of Tinet Group has full and valid title over all the Intellectual Property used in the course of its business based on the titles listed in Schedule 1.12. The conduct by each company of Tinet Group of its business does not infringe upon the intellectual property or other proprietary rights of any other person, company, firm, partnership, joint venture, corporation, proprietorship, association, government, or political subdivision, agency or institution of a government, or any other organization or entity (“Person”). There are no confidentiality agreements which any company of Tinet Group has entered into and there are no threatened or actual claims that any aspect of the business of any company of Tinet Group infringes the rights of any third party in any intellectual property. There are no third party rights in intellectual property which any company of Tinet Group believes may now or in the future entitle a third party to make a claim against them. There are no infringements or alleged infringements of the intellectual property owned by or exclusively licensed to or from any company of Tinet Group.

1.13	Employment.

(a)	Each company of Tinet Group is party to or subject only to the collective bargaining agreements and to the industry-wide collective labor agreements applicable to the industry in which each concerned company of Tinet Group operates, as listed in Schedule 1.13 (a), and is not a party to any agreements with unions. There is no labor strike, dispute, slow down or proceeding by or with any employee or former employee of any company of Tinet Group or threatened against or involving any company of Tinet Group. Each company of Tinet Group is in compliance with all Applicable Laws, regulations, ordinances, rules, orders, judgments and decrees respecting employment practices and terms and conditions of employment.

(b)	Schedule 1.13 (b) contains a complete and accurate list of all executives (dirigenti), other employees of each company of Tinet Group, with the indication of all respective date of employment, functions, salary, bonuses, targets for the fiscal year 2010, benefits and accrued seniority indemnity (TFR) as of the date hereof. None of the person listed in Schedule 1.13 (b) has filed or, to the knowledge of Sellers, may file any labour related claim, including by way of example, claims for any deviations from the terms and conditions provided by applicable national collective bargaining agreements, for the invalidity of any probation period or in relation to the level of compensation and benefits granted to him/her, nor may challenge that his/her job duties are not in line with his/her job level, as specified in applicable national collective bargaining agreements. Each company of Tinet Group is in full compliance with the terms and conditions that govern the employment relationships with any individuals listed in Schedule 1.13 (b), including with reference to the payment of any salary, bonus, fee commissions, dues under any Employees Benefit Plans (as defined in Section 1.23 below), indemnities, severance dues and/or social security contributions. No complaints have been submitted or, to the knowledge of Sellers, may be submitted by any of the individuals listed in Schedule 1.13 (b) alleging any of the foregoing. None of the persons listed in Schedule 1.13 (b) is entitled to any bonus, commission, profit, sharing arrangement, guarantee payment or payment of any other kind other than what indicated in Schedule 1.13 (b). None of the employees of any company of Tinet Group has been the subject of any change to, or action in connection with, his or her employment which may trigger any liability for constructive dismissal. There is no person not included in Schedule 1.13 (b) who has claimed or, to the knowledge of Sellers, may claim any type of employment relationship with any company of Tinet Group.

(c)	Schedule 1.13 (c) contains a complete and accurate list of all distributors and agents (externals) of each company of Tinet Group, with the indication of all respective date of employment, functions, salary, bonuses, benefits and applicable targets for the fiscal year 2010. None of the person listed in Schedule 1.13 (c) has claimed or, to the knowledge of Sellers, may claim for any kind of employment relationship with any company of Tinet Group nor for any breach of his/her contractual arrangements with any company of Tinet Group, including with reference to the payment of any fee commissions, indemnities and/or social security contribution. All contractual arrangements with any agent are fully compliant with Applicable Law.

1.14

Operating Permits. Each company of Tinet Group has obtained all Licenses, permissions, authorizations and consents required for the carrying on of its business and, in particular, for the design, installation, development, maintenance, management, offer, distribution, marketing and provision of each and every one of its electronic communication services and networks and other products and services; such Licenses, permissions, authorizations and consents are in full force and effect; and, having made all reasonable inquiries, there are no circumstances known to the Sellers which indicate that any of such Licenses, permissions, authorizations or consents are likely to be revoked or not renewed in the ordinary course of business nor that any sanction or penalty may be imposed on any company of Tinet Group in relation thereto.

1.15	Distributors and Agents. There are no disputes between any company of Tinet Group and any of its distributors and/or agents, including for the re-characterization of their distribution and/or agency relationship as employment relationship, pending or threatened.

1.16	Related Party Transactions. Except as set forth on Schedule 1.16, (a) no shareholder, employee, manager or Director of any company of Tinet Group or any member of the family of any such shareholder, employee, manager or Director: (i) has any interest in any Assets or properties owned or used by any company of Tinet Group; (ii) is indebted to, or has any claim of any nature against, any company of Tinet Group other than any amounts due to any employee in the ordinary course of employment; and (b) no shareholder or any member of the family of such shareholder has any direct or indirect interest of any nature whatever in any corporation or business which competes with, conducts any business similar to, has any present (or contemplated) arrangement or agreement with (whether as a customer or supplier) any company of Tinet Group.

1.17	Letters of Credit and Guarantees. There are no letters of credit outstanding for the account of any company of Tinet Group nor are there any guarantees granted by any company of Tinet Group for third parties whether related or not.

1.18	No Defaults. There is no breach or default under the Financing, the Revolving, the Vendor Loan, the SPA and/or any related or ancillary agreements, including the Pledge and any other Guarantees Document (as defined in the Financing) and no material breach or default, and no event which with notice or lapse of time or both would constitute a material breach or default, on the part of any company of Tinet Group under any other contract, agreement, lease, mortgage, note, bond, indenture, guaranty, instrument or commitment to which any such company of Tinet Group is a party or to which its Assets are subject.

1.19	Warranties. No products sold or services rendered by any company of Tinet Group are the subject of any pending or threatened claim against any such company of Tinet Group for breach of warranty or product liability. There have not been nor are there threatened any material claims, disputes or proceedings against any company of Tinet Group in respect of any product safety, product liability, warranty (whether express or implied) or similar claims or in respect of any personal injury, occupational safety, health or welfare conditions arising from the operation of the business of any company of Tinet Group or with respect to the business of any company of Tinet Group under any Applicable Laws or regulations relating to product safety, product liability, warranties or guarantees, or personal injury, occupational safety, health or welfare conditions, nor have the Sellers or any company of Tinet Group, after diligent inquiry, any knowledge of or have received advice from any legal counsel that there is any meritorious basis for any such disclosed claims, disputes or proceedings with respect to, or arising out of or in any way relating to, any company of Tinet Group or transactions entered into on or prior to the date hereof, relating to any company of Tinet Group.

1.20	Absence of Changes. Except for liabilities arising in the normal and ordinary course of business, consistent with past practice, none of which, either individually or in the aggregate, materially affects the financial condition of any company of Tinet Group, after December 31, 2009 and up to the Closing Date, the Company and any Affiliate did not and shall not have any material liabilities of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due, which could materially affect its financial condition. In particular and in addition, since December 31, 2009, except as disclosed on Schedule 1.20:

(a)	no dividend has been declared or paid by any company of Tinet Group;

(b)	the businesses of each company of Tinet Group has been carried on in the ordinary course within the limits of the ordinary management powers granted to the respective CEOs by the respective Board of Directors on June, 3, 2009;

(c)	there has not been any material adverse change in the business, operations, Assets, liabilities, financial position or prospects of any company of Tinet Group;

(d)	there has been no reduction in the net assets of any company of Tinet Group on the basis of the valuation adopted in the relevant Balance Sheet other than as a result of operating losses in the normal course of business;

(e)	the Assets of each company of Tinet Group have been in the possession or under the control of such entity and have not been liquidated by any lawful or unlawful act on the part of any Person, except in the normal course of business;

(f)	no Third-Party Right has been created on the whole or any part of the Assets of any company of Tinet Group, except the Pledges;

(g)	except as regards usual raises in salary and the contingent bonus indicated on Schedule 1.20, no changes have been made in the terms of employment by any company of Tinet Group of any of its employees, no increase in commissions, commission rates or other compensation has been granted or promised to any sales representative (agente) or promoter (procacciatore) of any company of Tinet Group; and no increase in compensation or benefits, either in the form of director fees or salary, in excess of that required by law or applicable labor collective agreements, has been granted, directly or indirectly, to any Directors, officers, employees, distributors or agents of any company of Tinet Group, and no such person has received directly or indirectly, funds or Assets belonging to any company of Tinet Group, other than their respective fee or salary entitlements applicable as of said date;

(h)	no other material event or condition adversely affecting the business, operations, Assets, properties or prospects of any company of Tinet Group has occurred;

(i)	no liabilities, including contingent liabilities, have been incurred by any company of Tinet Group since December 31, 2009, other than costs associated to the transaction contemplated by this Agreement and liabilities incurred in the ordinary course of business within the limits of the ordinary management powers granted to the respective CEOs by the respective Board of Directors on June, 3, 2009;

(j)	no reduction in the stated capital of any company of Tinet Group has occurred;

(k)	no company of Tinet Group has incurred any additional staff leaving indemnities, except for normal accruals required by Applicable Law.

1.21	Taxes.

(a)	Each company of Tinet Group has duly and timely filed with the appropriate governmental agencies all required declarations, returns and reports with respect to all communal,

departmental, provincial, regional and national taxes, and social and welfare charges and contributions, both direct and indirect. All such declarations, returns and reports are true, correct and complete in all material respects. All taxes and social and welfare charges and contributions attributable to the operations and Assets of each company of Tinet Group for all taxable periods ended on or before December 31, 2009, and up to the Closing Date, including but not limited to, all communal, departmental, provincial, regional and national income taxes, business taxes, profits taxes, sales taxes, use taxes, registration taxes, real and personal property taxes, customs duties, turnover taxes, value added taxes, branch profit taxes, social security, retirement and welfare contributions, withholding taxes and all other taxes, charges, duties, fees, levies, imposts and assessments, including interest and penalties, (“Taxes”), have been paid in full or fully reserved for in the financial books and records of each company of Tinet Group and no payment or penalties are or will become due with respect thereto in any Country whatsoever. There are no notices of tax or social charge deficiencies and no tax or social security litigation is pending or threatened. There is no unassessed Tax or social security deficiency, proposed or threatened, against any company of Tinet Group or any material basis therefor. The Sellers are not aware of any actual or proposed material additional tax assessments for any fiscal period against any company of Tinet Group. No tax return of any company of Tinet Group is under audit.

(b)	Except in the ordinary course of business, each company of Tinet Group has no liabilities or obligations for Taxes (whether accrued, absolute, contingent or otherwise) for any period or arising out of any transaction entered into or any state of facts existing either before December 31, 2009 or after December 31, 2009 but prior to the Closing Date, including Taxes which have not been officially assessed by the respective tax authorities.

(c)	No company of Tinet Group has any liability for taxes in any jurisdiction where it does not currently file income tax returns.

(d)	All security transfer taxes, payable in connection with the transfer of any securities of each company of Tinet Group relating to the transactions prior to the Transaction contemplated by this Agreement, have been duly paid.

1.22	Certain Contracts. Schedule 1.22 contains a true and complete list of all agreements, arrangements, commitments and understandings, whether oral or written, and all instruments or documents to which each company of Tinet Group is a party or by which it is bound, as the same may have been supplemented or amended, which are:

(a) for the future employment of any person or for severance or other payments upon termination of employment;

(b) with any labor union;

(c) involving expenditure by any company of the Tinet Group or any customer or supplier of more than Euro 250,000.00 (two hundred fifty thousand) in aggregate under any single transaction or series of transactions;

(d) with any of the Sellers, or any individuals related to or firms or corporations affiliated with or controlled by any of the Sellers;

(e) in the nature of an exclusive dealing, license, distributorship, purchase, sale or requirements contract;

(f) under which any company of Tinet Group is bound to pay royalties or license fees of any kind;

(g) having a term of more than one year and under which any company of the Tinet Group is bound to purchase a minimum volume of services of any kind for more than Euro 100,000.00 (one hundred thousand) in aggregate or in respect of any single purchase.

There has not been any material breach, violation, default or event which with the giving of notice or elapse of time or both would become a default by any company of Tinet Group or any other party under any contract and no party under any contract will have the right to terminate any or all of the provisions thereof as a result of any of the transactions contemplated by this Agreement.

1.23	Employee Benefit Plans.

(a)	Except as set forth in Schedules 1.13(b) and 1.20, there are no bonus, incentive, compensation, profit sharing, retirement, pension, insurance, disability, death benefit, medical expense reimbursement, dependent care, stock option, stock purchase, savings, thrift, deferred compensation, consulting, severance pay or termination pay, vacation pay, day-care, legal services, supplemental or excess benefit, welfare or other employee benefit or fringe benefit plan, program, scheme or arrangement, whether or not statutorily required (“Employee Benefit Plans”) and each company of Tinet Group does not maintain nor is required to make contributions to any Employee Benefit Plan in addition to or in excess of that which is required by applicable law or by any applicable collective labor agreement.

(b)	No member of the Tinet Group operates, or has ever operated, a defined benefit pension plan or a complimentary pension fund.

1.24	Accounts Receivable. All accounts receivable reflected on each Balance Sheet and all accounts receivable of each company of Tinet Group arising after December 31, 2009 to the Closing Date shall have arisen in the ordinary course of business and shall be collectible in full when due.

1.25

Environmental Matters. There is not (i) any pending or threatened proceedings or governmental investigations concerning or against any company of Tinet Group arising from or relating to any environmental matter before any court or tribunal or governmental instrumentality, (ii) any pending or threatened citation, summons, directive, order or notice of material violation of any Applicable Law, regulation, ordinance, rule, order, judgment, decree or permit by or against any company of Tinet Group relating to any environmental matter, or (iii) any material lien arising from or related to any environmental matter, or any governmental action resulting in the imposition of any such lien on any of the properties owned or leased by any company of Tinet Group. Each company of Tinet Group is, and at all times has been, in compliance with all environmental, occupational health and safety statutes and regulations. Neither the Sellers nor any company of Tinet Group are aware of any past or present condition, circumstance, act or omission, whether of any company of Tinet Group, at any facility or affecting them, which could be reasonably expected to result in any investigation, claim, lawsuit, arbitration or regulatory suit or action alleging harm, injury or noncompliance with any environmental law or regulation. Having made all diligent enquiries, none of the Sellers or Tinet Group know or has any reason to believe that any property previously or currently owned, operated or used by any company of Tinet Group is contaminated with waste, within the meaning of any applicable law, regulation, ordinance or rule. No waste has been disposed of, spilled or otherwise released to the environment on or in any properties previously or currently owned, operated or used by any company of Tinet Group or elsewhere on other properties except as permitted by current Applicable Law. All waste resulting from the operations of each company of Tinet Group has been disposed of in accordance with all Applicable Laws in effect at the time of disposal and no site at which substances have been disposed is listed as subject of any cleanup or other order of any environmental authorities, whether communal, departmental, provincial, regional, national or supranational. Each company of Tinet Group holds all environmental licenses and permits necessary for the lawful conduct of its business as presently conducted.

1.26	Disclosure. This Agreement, together with the Schedules hereto, taken as a whole do not and will not contain any untrue statement of a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact known to the Sellers which materially adversely affects any company of Tinet Group, its financial condition or business which has not been set forth in this Agreement or the Schedules hereto.

1.27	Debt.

(a)	No member of the Tinet Group has outstanding any borrowing or indebtedness in the nature of borrowing (including any indebtedness for moneys borrowed or raised under any acceptance credit similar facility, finance lease, loan stock, bond, debenture, note, debt or inventory financing or sale and lease back arrangement, overdraft or any other arrangement the purpose of which is to borrow money) other than the Bank Debt and the Vendor Loan.

(b)	Schedule 1.27 contains a true and complete list of all the Pledges.

(c)	No member of the Tinet Group has been notified of any event which is an event of default of the terms of any borrowing or indebtedness in the nature of borrowing.

1.28	Social Contributions – Pension funds. Each company of Tinet Group is fully in compliance with all Applicable Laws, regulations, ordinances, rules, orders, judgments, writs and decrees of any court, commission or other Governmental or Public Authority or body, pertaining to social contributions, severance indemnities and complementary pension funds in connection with its directors and ,employees, agents and distributors for all periods through December 31, 2009 and up the Closing Date. Each company of Tinet Group made all payments and contributions and maintained all such reserves which are required to be made and maintained by any such Applicable Laws, regulations, ordinances, rules, orders, judgments, writs and decrees of any court, commission or other Governmental or Public Authority or body, or by any applicable collective labor agreement, for severance indemnities and/or complementary pension funds for all periods through the Closing Date.

Attachment 3

Pre-Closing Obligations

1.	Each of the Sellers undertakes to the Buyer and shall procure that on and from the Signing Date:

1.1	the Company and each of the Affiliates shall consult fully with the Buyer in relation to any matters which may have a material effect upon the Tinet Group or their respective businesses and, in particular, shall:

(a)	carry on its business in the ordinary and usual course in accordance with all applicable laws, regulations and other requirements having the force of law in the same manner as it was operated prior to the date of this Agreement and that no payment is made or agreed to be made by a member of the Tinet Group other than routine payments in the ordinary and usual course of business and use its best endeavours to maintain its trade and trade connections;

(b)	avoid any unusual fluctuations in the working capital of the Tinet Group outside of historical patterns during the period from the date of execution of the SPA to the Closing Date, including increasing the levels of debtors or creditors or in the average collection or payment periods for the debtors or creditors of any member of the Tinet Group;

(c)	take all reasonable steps to preserve and protect its business and assets and remove none of its physical assets from any of the properties or otherwise dispose of any such physical assets save in the ordinary and usual course of business;

(d)	settle all debts incurred in the ordinary and usual course of business within the applicable periods of credit;

(e)	not enter into any transaction with any Seller;

(f)	maintain in force policies of insurance with limits of indemnity at least equal to, and otherwise on terms no less favourable than, those policies of insurance currently maintained by it and not do anything to permit any of its insurances to lapse or do anything which would make any policy of insurance void or voidable;

(g)	upon Buyer’s reasonable request and Seller’s agreement – which agreement shall not be unreasonably withheld – to the extent permitted by law, allow the Buyer and any persons authorised by it, upon reasonable notice and during normal business hours, access to its books and records (including, without limitation, all statutory books, minute books, accounts, leases, contracts, supplier lists and customer lists together with the right to take copies of any such documents at the Buyer’s expense and instruct its Directors and employees to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them;

(h)	upon Buyer’s reasonable request, consult and cooperate with the Buyer in relation to post–Closing integration planning; and

(i)	procure that the Tinet Group shall comply with the terms of the Bank Debt and the Vendor Loan and promptly notify the Buyer, and provide a copy of, any communications received from the lenders or other person in respect of the Bank Debt and/or the Vendor Loan and cooperate with the Buyer in good faith in relation to the release and discharge of the Bank Debt, the Vendor Loan and the Pledges.

1.2	no member of the Tinet Group shall:

(a)	make or agree to make any payment other than routine payments in the ordinary and usual course of business;

(b)	make any material change in its business, financial position and/or assets;

(c)	incur any expenditure not previously disclosed to the Buyer and not exceeding Euro 100,000.00 individually;

(d)	whether in the ordinary and usual course of business or otherwise dispose of or grant any Third-Party Right over any of its assets or undertaking;

(e)	enter into any leasing, hire purchase or other agreement or arrangement for payment on deferred terms or receive any service otherwise than at market value;

(f)	enter into, modify, agree to terminate or assign any contract, agreement, transaction or commitment, whether or not legally binding (or make a bid or offer which may lead to a contract, agreement, transaction or commitment) or assume any liability, in each case, (i) having a value or involving expenditure in excess of Euro 250,000.00; or (ii) which cannot be performed within its terms within 12 months after the date on which it is entered into or undertaken or cannot be terminated on less than 6 months’ notice or (iii) which may result in any material change in the nature or scope of its operations;

(g)	acquire or form any subsidiary, or acquire any shares in any company or acquire the whole or any substantial part of the undertaking, assets or business of any other company or any firm or person or enter into any joint venture or partnership with any other person;

(h)	(i) create, purchase, redeem, allot or issue any class of share or loan capital; (ii) declare, pay or make any dividend or other distribution (iii) create, issue, redeem or grant any Third-Party Right over the share capital of any member of the Tinet Group; or (iv) reduce its share capital or purchase or redeem its own shares;

(i)	(i) amend the terms of, or increase the amount of, the Bank Debt or the Vendor Loan or grant any credit or loans (other than credit given in the ordinary and usual course of business); or (ii) borrow money or incur any indebtedness (other than that in existence as at the Signing Date) other than transactions in the ordinary course of business;

(j)	enter into any guarantee, indemnity or surety;

(k)	grant, modify, dispose of or terminate, or agree to grant, modify, dispose of or terminate any rights or enter into any agreement (including any licence, franchise, assignment, lien, encumbrance, charge, agreement or arrangement) relating to Intellectual Property or otherwise permit any of its rights relating to Intellectual Property to lapse;

(l)	amend, vary or withdraw an existing value added tax registration (or similar tax in each applicable jurisdiction) or make any election to waive any exemption from value added tax;

(m)	acquire or dispose of any freehold or leasehold property or grant any lease or third party right in respect of any of the properties owned, used or occupied by the Tinet Group as at the date hereof or negotiate or agree any review of rent in respect of any lease of any such properties;

(n)	appoint or employ, or make any offer of appointment or employment to, any new director, employee or agent at a rate of remuneration per annum in excess of Euro 100,000.00;

(o)	enter into or modify any agreement, arrangement or understanding with any trade union, works council, staff association or other employee representative body in respect of any directors or employees;

(p)	make, or announce any proposal to make, any change or addition (whether immediate, conditional or prospective) to any terms and conditions of or in respect of employment of its directors or employees or to any arrangement with any agents which could increase the total staff costs of the Tinet Group (including any change or addition to any employee benefits (pension fund commitments)) (and including former directors, employees or consultants or their dependants) by more than Euro 100,000.00 per annum or dismiss except for good cause any of its directors, employees or agents or directly or indirectly induce or endeavour to induce any such directors, employees or consultants to terminate their employment;

(q)	institute, settle or agree to settle any legal proceedings relating to its business, save for debt collection in the ordinary and usual course of business not exceeding Euro 100,000.00;

(r)	incur or pay any management charges or other payments to any Seller;

(s)	do, allow or procure any act or omission (in each case save only as may be required to give effect to this agreement) which is inconsistent with the provisions of this agreement or would constitute or give rise to a breach of any Sellers’ Warranty or any other provision of this agreement;

(t)	pass any resolution in general meeting; or

(u)	agree, conditionally or otherwise, to do any of the foregoing provided that the Sellers and each member of the Tinet Group shall be entitled to do any of the things specified in paragraphs 1.2(a) to 1.2(t) above inclusive with the prior written consent of the Buyer, which consent the Buyer may give or refuse in its absolute sole discretion.

ATTACHMENT 7.2 (a)

[October 1,] 2010

[Tinet S.p.A. or concerned Affiliate]

[—]

[—]

To the kind attention of the Board of Directors [and the Chairman of the Panel of Statutory Auditors].

Re: Resignation from the office as Director of [Tinet S.p.A. or concerned Affiliate]

I, the undersigned [name of the Director], born in [—], on [—] and residing at [—], hereby voluntarily and unconditionally resign from the office as Director of [Tinet S.p.A. or any concerned Affiliate] (the “Company”), with registered office in [—], fiscal code and VAT number [—], effective as from today. I hereby declare that I have no claims whatsoever vis-à-vis the Company for any reason or title[, except for the compensation due in connection with my aforesaid capacity of director of the Company and not yet paid as of the date hereof and which amounts to total Euro [—]].

Yours faithfully,

[name of the Director]

ATTACHMENT 7.2 (b)

[October 1,] 2010

TO:

[Tinet S.p.A. or concerned Affiliate]

[—]

[—]

To the kind attention of the Board of Directors and the Chairman of the Panel of Statutory Auditors.

Re: Resignation from the office as [standing/alternate Auditor] of [Tinet S.p.A. or concerned Affiliate]

I, the undersigned [name of standing/alternate Auditor], born in [— ] on [—] and residing at [—], hereby voluntarily and unconditionally resign from the office as [standing/alternate Auditor] of [Tinet S.p.A. or concerned Affiliate] (the “Company”), with registered office in [—], fiscal code and VAT number [—], effective as from today. I hereby declare that I have no claims whatsoever vis-à-vis the Company for any reason or title[, except for the compensation due in connection with my aforesaid capacity of [standing/alternate Auditor] of the Company and not yet paid as of the date hereof and which amounts to total Euro [—]].

Yours faithfully,

[name of standing/alternate Auditor]